As filed with the Securities and Exchange Commission on October 28, 2009

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

TALEO CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	7372	52-2190418
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4140 Dublin Boulevard, Suite 400

Dublin, California 94568

(925) 452-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael Gregoire

Chairman and Chief Executive Officer

4140 Dublin Boulevard, Suite 400

Dublin, California 94568

(925) 452-3000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

Mark A. Bertelsen, Esq. Jose F. Macias, Esq. Melissa V. Hollatz, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304-1050 (650) 493-9300	Alan F. Denenberg, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☑
Non-accelerated filer ☐	Smaller reporting company ☐

Calculation of Registration Fee

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share(1)	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Class A common stock, $0.00001 par value	7,475,000	$23.36	$174,616,000	$9,743.57

(1)	Estimated solely for the purpose of computing the amount of the registration fee. The estimate is made pursuant to Rule 457(c) based on $23.36, which represents the average of the high and low sales prices of the Class A common stock as reported by the Nasdaq Global Market on October 26, 2009.
(2)	Includes shares which the underwriters have the option to purchase to cover over-allotments, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 28, 2009

6,500,000 Shares

Taleo Corporation

Class A Common Stock

We are selling 6,500,000 shares of Class A common stock.

Our Class A common stock is listed on The Nasdaq Global Market under the symbol “TLEO”. The closing price of our Class A common stock on October 27, 2009 was $22.68 per share.

The underwriters have an option to purchase a maximum of 975,000 additional shares of Class A common stock to cover over-allotments of shares.

Investing in our Class A common stock involves risks. See “Risk Factors” on page 8.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Taleo
Per Share	$	$	$
Total	$	$	$

Delivery of the shares of Class A common stock will be made on or about                     , 2009.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	J.P. Morgan

Oppenheimer & Co.

The date of this prospectus is                     , 2009.

You should rely only on the information contained in or incorporated by reference into this document or to which we have otherwise referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in or incorporated by reference into this prospectus. You should read the following summary together with the more detailed information appearing in or incorporated by reference into this prospectus, including our consolidated financial statements and related notes, and the risk factors beginning on page 8, before deciding whether to purchase shares of our Class A common stock. Unless the context otherwise requires, we use the terms “Taleo,” the “company,” “we,” “us” and “our” in this prospectus to refer to Taleo Corporation and its subsidiaries.

TALEO CORPORATION

Overview

We are a leading global provider of on-demand, unified talent management software solutions. Our goal is to help our customers improve business results through better talent management. We offer recruiting, performance management, compensation management, internal mobility, onboarding, analytics and other software solutions that help our customers attract and retain high quality talent, more effectively match workers’ skills to business needs, reduce the time and costs associated with manual and inconsistent processes, ease the burden of regulatory compliance, and increase workforce productivity through better alignment of workers’ goals and career plans with corporate objectives. In addition, our solutions are highly configurable, which allows our customers to implement talent management processes that are tailored to accommodate different employee types (including professional and hourly), in different locations, business units and regulatory environments.

We offer two suites of talent management solutions: Taleo Enterprise™ and Taleo Business Edition™. Taleo Enterprise is designed for larger, more complex organizations and provides support for unified, end-to-end talent management processes ranging from sourcing, recruiting and onboarding to performance management, goals management, development planning, succession planning and compensation management. We market Taleo Enterprise through our direct sales force and indirectly through our strategic partners. Taleo Business Edition is designed for smaller, less complex organizations, stand-alone departments and divisions of larger organizations, and staffing companies, and supports recruiting, onboarding and performance management. We market Taleo Business Edition primarily through our inside sales team and Internet marketing efforts.

We deliver our solutions on-demand as a service that is accessed through an Internet connection and a standard web browser. Our on-demand delivery model, also called software-as-a-service or SaaS, eliminates the need for our customers to install and maintain hardware and software in order to use our solutions. We offer our solutions as a subscription-based service for which our customers pay a recurring annual or quarterly fee during the subscription term.

As of June 30, 2009, our customer base included over 4,100 customers worldwide. Our customer base ranges in size from large, global organizations, including 46 of the Fortune 100 and 151 of the Fortune 500, to small, private companies.

Market Opportunity

Talent management encompasses multiple complex processes with interconnected elements that together play a vital role in helping customers attract, develop, motivate and retain human capital to more effectively execute on key business objectives. Most organizations no longer view human capital solely as an expense to be minimized, but instead as an asset to be developed and optimized. We believe that much of the value of modern, innovative organizations resides in their human capital. This shift in thinking and focus regarding the drivers of the value of human capital has mirrored the evolution of talent management from a manual, paper-based practice to a technology-enabled, organization-wide strategic business initiative.

We believe the ability to attract, develop, retain, compensate and manage talent wisely is a pressing need in any economic environment. According to the January 2009 survey by the Bureau of Labor Statistics, the annual rate for voluntary and involuntary employee terminations in 2008 was 40.4%. We believe the continual need to replace such a meaningful percentage of the workforce creates a significant cost burden, productivity drain and business execution risk for most companies. In certain segments of the employment market, demographics are also driving an increased focus on talent management. For example, the U.S. Office of Personnel Management projects that 60.2% of full-time, government-wide permanent employees as of October 1, 2008 will be eligible for retirement by 2018, with 35.3% of such employees projected to retire by that time. We believe trends such as these illustrate the growing need for organizations to actively manage their human capital with a comprehensive talent management solution.

To increase their return on investment in human capital, organizations now understand the need to systematically focus on measures such as quality of hire, time-to-productivity, internal employee mobility, employee retention, employee engagement, employee contribution and pay for performance. We believe systematically pursuing these goals requires the comprehensive, unified view of talent management that our solutions provide.

These factors combine to produce a market for talent management solutions that is large and growing.

Our Software-as-a-Service Delivery Model

Our SaaS delivery model enables our proprietary software solutions to be implemented, accessed and used by our customers remotely through an Internet connection, a standard web browser and a variety of other access points such as smart phones, hand-held devices, and productivity tools, like Microsoft Outlook. Our solutions are hosted and maintained by us, thus eliminating for our customers the time, risk, headcount and costs associated with installing and maintaining applications and hardware within their own information technology infrastructures. As a result, we believe our solutions require less upfront investment in third-party software, hardware and implementation services, and have lower ongoing support costs than traditional on-premise enterprise software. The SaaS model also allows advanced information technology infrastructure management, security, disaster recovery and best practices to be leveraged by smaller customers that might not otherwise be able to implement such practices in their own information technology environments. Our SaaS delivery model also enables us to take advantage of operational efficiencies. Since updates and upgrades to our solutions are managed by us on behalf of our customers, we are able to implement improvements to our solutions in a more rapid and uniform way. As a result, we are required to support fewer old versions of our products. This allows our development resources to focus more effort on innovative new products.

We believe our SaaS delivery model, coupled with our subscription-based license model, effectively replaces the large, upfront costs typical of most traditional on-premise enterprise software deployments with a lower risk, pay-as-you-go model. We believe the SaaS model is well suited to the talent management market in which we operate.

Our Growth Strategy

Our objective is to become the leading global provider of unified talent management solutions. Key elements of our strategy include:

•

Extending our technology leadership. We intend to leverage our experience and our development resources to continue to develop our technology platform, infrastructure and applications to capitalize on new technologies, methodologies and the talent management market opportunity.

•	Expanding our solution offerings. We plan to continue to expand our suite of talent management solutions to deliver additional functionality that we can sell to our customer base and to new customers.

•

Expanding our target market opportunity. We intend to continue to expand and better serve our potential customer base by tailoring solutions and service offerings to meet the needs of specific vertical markets, government entities and mid-sized businesses.

•	Expanding our multinational customer base. We intend to expand our efforts to deploy our solutions to more organizations that are based outside of North America.

•

Expanding adoption of the Taleo Talent Grid™. We intend to continue to encourage adoption of the Taleo Talent Grid, a set of three online exchanges that provides a forum for our customers, solution partners and job seekers to share information, best practices and innovative solutions to common problems, we believe the Talent Grid enhances the value of our solutions to our customers and makes our solutions more difficult to replace.

Recent Developments

Restatement of Financial Statements

In October 2009, we announced that, after upgrading to a new version of the equity program administration software that we license from a third-party provider, we identified differences in the stock-based compensation expense of prior periods and, after reviewing such differences, identified an error in our accounting for stock-based compensation expense. The third-party provider advised its users that the new version of the software corrects an error in the prior version with respect to the calculation of stock-based compensation expense. Specifically, the prior version of the software incorrectly calculated stock-based compensation expense by continuing to apply a weighted-average forfeiture rate to the vested portion of stock option awards until the grant’s final vest date, rather than reflecting actual forfeitures as awards vested, resulting in an understatement of stock-based compensation expense in certain periods prior to the grant’s final vest date. The correction of the error by us resulted in changes to the timing of stock-based compensation expense over the vesting period of the awards during the relevant periods, but does not change the total stock-based compensation expense. As stock-based compensation expense is a non-cash item, there is no impact to net cash provided by operations in any period.

As a result of identifying the error, in October 2009, we concluded that accounting adjustments were necessary to correct certain previously issued financial statements. Accordingly, we restated those financial statements and recorded total cumulative additional stock-based compensation expense of approximately $2.6 million for the fiscal years ended December 31, 2008, 2007 and 2006 and the quarters ended June 30, 2009 and March 31, 2009. Specifically, we recorded increases in stock-based compensation expense of approximately $1.3 million in fiscal 2007, $1.2 million in fiscal 2006 and $0.3 million in the quarter ended June 30, 2009, and recorded reductions in stock-based compensation expense of approximately $0.1 million in fiscal 2008 and $0.1 million in the quarter ended March 31, 2009.

Worldwide Compensation, Inc.

In September 2009, we entered into an amended merger agreement to acquire Worldwide Compensation, Inc., or WWC, a provider of compensation management solutions. Previously, in September 2008, we invested $2.5 million for a 16% equity investment in and an option to purchase the remaining shares of WWC. Pursuant to the merger agreement, we will pay up to an additional $16 million in cash, subject to adjustment for any outstanding debt, third-party expenses and certain other specified items, in exchange for all of the issued and outstanding capital stock, options and warrants of WWC. The merger agreement with WWC provides that the closing of the acquisition shall not occur before January 1, 2010. WWC is an early-stage company that generated revenue of approximately $250,000 and a net loss in 2008.

COMPANY INFORMATION

We are a Delaware corporation and were incorporated in May 1999. Our principal executive offices are located at 4140 Dublin Boulevard, Suite 400, Dublin, California 94568. Our telephone number is (925) 452-3000, and our website is located at www.taleo.com; however, the information in, or that can be accessed through, our website is not part of this prospectus.

THE OFFERING

Class A common stock offered by us	6,500,000 shares

Class A common stock to be outstanding after this offering	38,054,778 shares

Use of proceeds	We intend to use the net proceeds from this offering for general corporate purposes, including additions to working capital and capital expenditures. We will likely use a portion or potentially all of the net proceeds to acquire or invest in complementary businesses, products or technologies. See “Use of Proceeds.”

Nasdaq Global Market symbol	TLEO

Risk factors	See “Risk Factors” beginning on page 8 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A common stock.

The number of shares of Class A common stock that will be outstanding after this offering is based on 31,554,778 shares of Class A common stock outstanding at June 30, 2009 and excludes:

•	3,268,704 shares of Class A common stock issuable upon the exercise of options outstanding at June 30, 2009, at a weighted average exercise price of $14.84 per share;

•	446,235 shares of Class A common stock that may be issued under performance share awards outstanding at June 30, 2009; and

•	5,858,080 shares of Class A common stock available for future issuance at June 30, 2009 under our 2009 Equity Incentive Plan and 2004 Employee Stock Purchase Plan.

Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option to purchase 975,000 additional shares of Class A common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize the consolidated financial data for our business. You should read this summary consolidated financial data with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our condensed consolidated financial statements and related notes, incorporated by reference from our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008 and Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2009. Interim results are not necessarily indicative of the results to be expected for the full year.

The summary consolidated balance sheet data has also been presented on an as-adjusted basis to reflect our receipt of the estimated net proceeds from the sale of 6,500,000 shares of Class A common stock at an assumed public offering price of $22.68 per share after deducting underwriting discounts and commissions and estimated offering expenses.

	Fiscal Year Ended December 31,			Six Months Ended June 30,
	2006	2007	2008	2008	2009
	(in thousands, except per share data)
				(unaudited)
Revenue:
Application	$79,116	$105,032	$138,628	$60,893	$84,118
Consulting	15,864	23,038	29,791	12,839	13,058

Total revenue	94,980	128,070	168,419	73,732	97,176
Cost of revenue:
Application(1)(2)	19,394	22,642	32,376	12,656	20,302
Consulting(2)	12,857	18,098	25,269	11,362	12,555

Total cost of revenue	32,251	40,740	57,645	24,018	32,857

Gross profit	62,729	87,330	110,774	49,714	64,319
Operating expenses:
Sales and marketing(1)(2)	29,841	37,172	53,827	22,592	33,055
Research and development(2)	19,722	23,197	30,994	14,503	17,472
General and administrative(2)	21,619	24,281	32,382	13,719	17,256
Restructuring and severance expense	414	—	1,914	281	—

Total operating expenses	71,596	84,650	119,117	51,095	67,783

Operating income (loss)	(8,867)	2,680	(8,343)	(1,381)	(3,464)
Other income (expense):
Interest income	2,891	3,045	1,717	1,296	194
Interest expense	(107)	(137)	(199)	(86)	(88)

Total other income, net	2,784	2,908	1,518	1,210	106
Income (loss) before provision (benefit) for income taxes	(6,083)	5,588	(6,825)	(171)	(3,358)
Provision (benefit) for income taxes	(323)	3,083	1,303	(472)	(1,160)

Net income (loss)	$(5,760)	$2,505	$(8,128)	$301	$(2,198)

Net income / (loss) attributable to Class A common stockholders per share—basic	$(0.29)	$0.10	$(0.29)	$0.01	$(0.07)
Net income / (loss) attributable to Class A common stockholders per share—diluted	$(0.29)	$0.09	$(0.29)	$0.01	$(0.07)
Weighted average Class A common shares—basic	20,031	24,116	27,569	25,538	30,341
Weighted average Class A common shares—diluted	20,031	28,777	27,569	28,994	30,341

(1)	Amortization of intangibles from acquisitions recorded in fiscal 2006, fiscal 2007, fiscal 2008 and the six months ended June 30, 2008 and 2009 was classified as follows:

	Fiscal Year Ended December 31,			Six Months Ended June 30,
	2006	2007	2008	2008	2009
	(in thousands)
				(unaudited)
Cost of revenue:
Application	$832	$143	$1,592	$72	$1,520
Operating expenses:
Sales and marketing	—	223	4,217	146	5,623

(2)	Stock-based compensation expense recorded in fiscal 2006, fiscal 2007, fiscal 2008 and the six months ended June 30, 2008 and 2009 was classified as follows:

	Fiscal Year Ended December 31,			Six Months Ended June 30,
	2006	2007	2008	2008	2009
	(in thousands)
				(unaudited)
Cost of revenue:
Application	$234	$412	$569	$270	$290
Consulting	273	541	956	452	530
Operating expenses:
Sales and marketing	1,361	2,049	3,132	1,612	1,332
Research and development	891	1,391	1,465	691	673
General and administrative	2,961	3,579	5,311	2,441	2,277

	As of June 30, 2009
	Actual	As Adjusted
	(in thousands)
	(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$61,969	$201,855
Capital lease obligations, short-term	758	758
Capital lease obligations, long-term	232	232
Working capital	32,910	172,796
Total assets	287,077	426,963

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in or incorporated by reference into this prospectus before purchasing our Class A common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occurs, our business, financial condition or results of operation could be materially and adversely affected. In that case, the trading price of our Class A common stock could decline, and you may lose some or all of your investment.

Risks Related to Our Business

We have a history of losses, and we cannot be certain that we will achieve or sustain profitability.

With the exception of the year ended December 31, 2007, we have incurred annual losses in every year since our inception. As of June 30, 2009 we had incurred aggregate net losses of $66.7 million, which consists of our accumulated deficit of $80.5 million less $13.8 million of dividends and issuance costs on preferred stock. In the three and six months ended June 30, 2009, we incurred a net loss of $(0.1) million and a net loss of $(2.2) million, respectively. We cannot be certain that we will be able to achieve or sustain profitability on a quarterly or annual basis in the future. As we continue to incur costs associated with regulatory compliance and implement initiatives to grow our business, which include, among other things, acquisitions, international expansion and new product development, any failure to increase revenue or manage our cost structure could prevent us from achieving or sustaining profitability. As a result, our business could be harmed and our stock price could decline. In the six months ended June 30, 2009, we incurred losses largely as a result of amortization expense associated with our acquisition of Vurv Technology, Inc. (“Vurv”) on July 1, 2008. In the near term, we expect to continue to incur losses as a result of the increased amortization expense associated with the acquisition of Vurv.

In addition, we may incur losses as a result of revenue shortfalls or increased expenses associated with our business. As a result, our business could be harmed and our stock price could decline.

Unfavorable economic conditions and reductions in information technology spending could limit our ability to grow our business.

Our operating results may vary based on the impact of changes in economic conditions globally and within the industries in which our customers operate. The revenue growth and profitability of our business depends on the overall demand for enterprise application software and services. Our revenue is derived from organizations whose businesses may fluctuate with global economic and business conditions. Historically, economic downturns have resulted in overall reductions in corporate information technology spending. Accordingly, the current downturn in global economic conditions has weakened and may continue to weaken demand for our software and services. For example, we believe that customer budget cuts and the lack of available credit for small- and medium-sized organizations have negatively impacted sales of our Taleo Business Edition solutions, and we believe that sales of our Taleo Enterprise solutions have been negatively affected as well. In addition, an economic decline impacting a particular industry may negatively impact demand for our software and services in the affected industry. Many of the industries we serve, including financial services, manufacturing (including automobile manufacturing), technology and retail, have recently suffered a downturn in economic and business conditions and may continue to do so. A softening of demand for enterprise application software and services, and in particular enterprise talent management solutions, caused by a weakening global economy or economic downturn in a particular sector would adversely affect our business and likely cause a decline in our revenue.

We will likely experience longer sales cycles and increased pricing pressure as a result of unfavorable economic conditions.

If general economic conditions worsen or fail to improve, we will likely continue to experience the conditions that began in the first quarter of 2008 of increased delays in our sales cycles and increased pressure from prospective customers to offer discounts higher than our historical practices. We may also experience increased pressure from existing customers to renew expiring software subscriptions agreements at lower rates. In addition, certain of our customers may attempt to negotiate lower software subscription fees for existing arrangements because of downturns in their businesses. If we accept certain requests for higher discounts or lower fees, our business may be adversely affected and our revenues may decline. Additionally, certain of our customers have become or may become bankrupt or insolvent as a result of the current economic downturn, and we may lose all future revenue from such customers and payment of receivables may be lower or delayed as a result of bankruptcy proceedings.

We may not achieve the anticipated benefits of our acquisition of Vurv, which could adversely affect our operating results and cause the price of our common stock to decline.

On July 1, 2008, we completed our acquisition of Vurv Technology, Inc, our largest acquisition to date. We have limited experience in integrating an acquired company, and our acquisition of Vurv subjects us to a number of risks, including the following:

•	we may have difficulty renewing former Vurv customers at the expiration of their current agreements;

•

we may be unable to convert certain Vurv customers—including in particular those that previously entered into perpetual licenses and customer on-premise hosting arrangements—to the Taleo platform and our vendor-hosted subscription model;

•

we may find it difficult to support or migrate Vurv customers that are using specific customized versions of the Vurv software to our solutions, as we historically have maintained a single version of each release of our software applications without customer-specific code customization. Additionally, certain customized versions of the legacy Vurv software may not have been subject to the same level of data security review that Taleo has historically required;

•	we will incur additional expense to maintain and support the Vurv product lines for up to three years while customers are migrated to the Taleo platform;

•	we may find it difficult to integrate Vurv’s hosting infrastructure and operations with our own hosting operations; and

•	Jacksonville, Florida may be more expensive or less productive than we anticipate as a software development and support location.

There can be no assurance that we will be successful in overcoming these risks or any other problems encountered in connection with our acquisition of Vurv. To the extent that we are unable to successfully manage these risks, our business, operating results, or financial condition could be adversely affected, and the price of our common stock could decline.

Because we recognize revenue over the term of the agreement for our software subscriptions and for a significant portion of our consulting service agreements, a significant downturn in our business may not be reflected immediately in our operating results, or our consulting revenue reported for a particular period may not be indicative of trends in our consulting business, which increases the difficulty of evaluating our future financial position.

We generally recognize revenue from software subscription agreements ratably over the terms of these agreements, which are typically three or more years for our Taleo Enterprise customers and one year for our Taleo Business Edition customers. As a result, a substantial majority of our software subscription revenue in each quarter is generated from software subscription agreements entered into during prior periods. Consequently, a decline in new software subscription agreements in any one quarter may not affect our results of operations in that quarter, but will reduce our revenue in future quarters. Additionally, the timing of renewals or non-renewals of a software subscription agreement during any one quarter may affect our financial performance in that particular quarter. For example, because we recognize revenue ratably, the non-renewal of a software subscription agreement late in a quarter will have very little impact on revenue for that quarter, but will reduce our revenue in future quarters. Accordingly, the effect of significant declines in sales and market acceptance of our solutions may not be reflected in our short-term results of operations, which would make these reported results less indicative of our future financial results. By contrast, a non-renewal occurring early in a quarter may have a significant negative impact on revenue for that quarter and we may not be able to offset a decline in revenue due to such non-renewals with revenue from new software subscription agreements entered into in the same quarter. In addition, we may be unable to adjust our costs in response to reduced revenue.

Additionally, when we sell software subscriptions and consulting services in a single arrangement, we recognize revenue from consulting services ratably over the term of the software subscription agreement, which is typically three or more years, rather than as the consulting services are delivered, which is typically during the first six to nine months of a software subscription agreement. Accordingly, a significant portion of the revenue for consulting services performed in any quarterly reporting period will be deferred to future periods. As a result, our consulting revenue for any quarterly reporting period may not be reflective of the consulting services delivered during the reporting period or of the business trends with respect to our consulting services business. Further, since we recognize expenses related to our consulting services in the period in which the expenses are incurred, the consulting margins we report in any quarterly reporting period may not be indicative of the actual gross margin on consulting services delivered during the reporting period. In addition, in September 2009, the FASB ratified Emerging Issues Task Force 08-1, Revenue Arrangements with Multiple Deliverables (“EITF 08-1”), which will supersede Emerging Issues Task Force No. 00-21, Revenue Arrangements with Multiple Element Deliverables (“EITF 00-21”). We expect that for arrangements that we enter into after we adopt EITF 08-1, EITF 08-1 will require us to recognize significant portions of our consulting revenue as a separate unit of accounting as the consulting services are delivered. We expect to adopt EITF 08-1 as of January 1, 2010.

If our existing customers do not renew their software subscriptions and buy additional solutions from us, our business will suffer.

We expect to continue to derive a significant portion of our revenue from renewal of software subscriptions and, to a lesser extent, service fees from our existing customers. As a result, maintaining the renewal rate of our software subscriptions is critical to our future success. Factors that may affect the renewal rate for our solutions include:

•	the price, performance and functionality of our solutions;

•	the availability, price, performance and functionality of competing products and services;

•	the effectiveness of our maintenance and support services;

•	our ability to develop complementary products and services; and

•	the stability, performance and security of our hosting infrastructure and hosting services.

Most of our Taleo Enterprise customers enter into software subscription agreements with duration of three years or more from the initial contract date. Most of our Taleo Business Edition customers enter into annual software subscription agreements. Our customers have no obligation to renew their subscriptions for our solutions after the expiration of the initial term of their agreements. In addition, our customers may negotiate terms less advantageous to us upon renewal, which may reduce our revenue from these customers, or may request that we license our software to them on a perpetual basis, which may, after we have ratably recognized the revenue for the perpetual license over the relevant term in accordance with our revenue recognition policies, reduce recurring revenue from these customers. Under certain circumstances, our customers may cancel their subscriptions for our solutions prior to the expiration of the term. Our future success also depends, in part, on our ability to sell new products and services to our existing customers. If our customers terminate their agreements, fail to renew their agreements, renew their agreements upon less favorable terms, or fail to buy new products and services from us, our revenue may decline or our future revenue may be constrained.

In addition, Vurv has historically offered perpetual licenses and customer on-premise hosting for certain of its products, while we have historically maintained a single version of each release of our software applications that is configurable to meet the needs of our customers without customer-specific code customizations. If we are unable to convert such Vurv customers to our Taleo-hosted, subscription model, our future revenues may be adversely impacted.

If our efforts to attract new customers are not successful, our revenue growth will be adversely affected.

In order to grow our business, we must continually add new customers. Our ability to attract new customers will depend in large part on the success of our sales and marketing efforts. However, our prospective customers may not be familiar with our solutions, or may have traditionally used other products and services for their talent management requirements. In addition, our prospective customers may develop their own solutions to address their talent management requirements, purchase competitive product offerings, or engage third-party providers of outsourced talent management services that do not use our solution to provide their services. If our prospective customers do not perceive our products and services to be of sufficiently high value and quality, we may not be able to attract new customers. In addition, certain of our prospective customers may delay the purchasing of, or choose not to purchase, our products as a result of the current negative general economic conditions or downturns in their businesses.

Some prospective customers may request that we license our software to them on a perpetual basis, which may, after we have ratably recognized the revenue for the perpetual license over the relevant term in accordance with our revenue recognition policies, reduce recurring revenue from these customers. To date, we have completed a limited number of agreements with such terms.

If we do not compete effectively with companies offering talent management solutions, our revenue may not grow and could decline.

We have experienced, and expect to continue to experience, intense competition from a number of companies. Our Taleo Enterprise solution competes with enterprise resource planning software from vendors such as Oracle Corporation and SAP AG, and also with products and services from vendors such as ADP, Authoria, Cezanne, Cornerstone OnDemand, Halogen Software, HRSmart, Jobpartners, Kenexa, Kronos, Peopleclick, Pilat, Plateau, Saba, Salary.com, Stepstone, SuccessFactors, SumTotal Systems, Technomedia, TEDS, Workday, and Workstream. Our Taleo Business Edition solution competes primarily with Bullhorn, Halogen Software, HireDesk from Talent Technology Corporation, iCIMs, KMS Software Company, Monster.com from Monster, OpenHire from SilkRoad Technology, SuccessFactors and Virtual Edge from ADP. Our competitors may announce new products, services or enhancements that better meet changing industry standards or the price or performance needs of customers. Increased competition may cause pricing pressure and loss of market share, either of which could have a material adverse effect on our business, results of operations and financial condition.

Certain of our competitors and potential competitors have significantly greater financial, technical, development, marketing, sales, service and other resources than we have. Some of these companies also have a larger installed base of customers, longer operating histories and greater brand recognition than we have. Certain of our competitors provide products that incorporate capabilities which are not available in our current suite of solutions, such as automated payroll and benefits, or services that we do not currently offer, such as recruitment process outsourcing services. Products with such additional functionalities may be appealing to some customers because they can reduce the number of different types of software or applications used to run their business and such additional services may be viewed by some customers as enhancing the effectiveness of a competitor’s solutions. In addition, our competitors’ products may be more effective than our products at performing particular talent management functions or may be more customized for particular customer needs in a given market. Further, our competitors may be able to respond more quickly than we can to changes in customer requirements.

Our customers often require our products to be integrated with software provided by our existing or potential competitors. These competitors could alter their products in ways that inhibit integration with our products, or they could deny or delay access by us to advance software releases, which would restrict our ability to adapt our products to facilitate integration with these new releases and could result in lost sales opportunities. In addition, many organizations have developed or may develop internal solutions to address talent management requirements that may be competitive with our solutions.

The consolidation or acquisition of our competitors or other similar strategic alliances could weaken our competitive position or reduce our revenue.

There has been vendor consolidation in the market in which we operate. For example, Kronos acquired Unicru in 2006 and acquired Deploy Solutions in 2007. Kronos itself was acquired in 2007 by the private equity firm Hellman & Friedman. Kenexa acquired Brassring in 2006 and ADP acquired VirtualEdge in 2006. In 2008, we acquired Vurv Technology, and Authoria was acquired by the private equity firm Bedford Funding. These transactions or additional consolidation within our industry may change the competitive landscape in ways that adversely affect our ability to compete effectively.

Our competitors may also establish or strengthen cooperative relationships with our current or future BPO partners, HRO partners, systems integrators, third-party consulting firms or other parties with whom we have relationships, thereby limiting our ability to promote our products and limiting the number of consultants available to implement our solutions. Disruptions in our business caused by these events could reduce our revenue.

The results of our review of our revenue recognition practices and resulting restatement may continue to have adverse effects on our financial results.

In March 2009, we announced that we had completed a review of our revenue recognition practices and, as a result of this review, we restated certain financial statements. Our review of our revenue recognition practices and the resulting restatement of our historical financial statements have required us to expend significant management time and incur significant accounting, legal, and other expenses. The accounting, legal and other expenses associated with the restatement have had a material adverse effect on our results of operations. As a result of our revenue recognition review and the resulting restatement, revenue from consulting services totaling approximately $18 million reported in our previously issued consolidated financial statements for the years ended December 31, 2003 through 2007, and our interim consolidated financial statements for each of the periods ended March 31, 2008 and June 30, 2008, will be deferred to periods after June 30, 2008. Additionally, the correction relating to the timing of revenue recognition for set-up fees, an element of application services revenue, resulted in the deferral of approximately $0.2 million in application revenue recognized as of June 30, 2008 to periods after June 30, 2008. In addition, litigation has been filed against us and certain of our current and former officers relating to a failure to apply GAAP in the reporting of quarterly and annual financial statements and securities prospectuses from the time of our initial public offering to our most recent filing with the SEC. See Note 8, “Commitments and Contingencies” of the Notes to Condensed Consolidated Financial Statements in Part I, Item 1 of our Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2009 for a more detailed description of these proceedings. We may become the subject of additional private or government actions regarding these matters in the future. These proceedings are in the preliminary stages, and their ultimate outcome could have a material adverse effect on our business, financial condition, results of operations, cash flows and the trading price for our securities. Litigation may be time- consuming, expensive and disruptive to normal business operations, and the outcome of litigation is difficult to predict. The defense of this litigation will result in significant expenditures and the continued diversion of our management’s time and attention from the operation of our business, which could impede our business. While we maintain standard directors and officers insurance, all or a portion of any amount we may be required to pay to satisfy a judgment or settlement of any or all of these claims may not be covered by insurance.

We have had to restate our historical financial statements.

In October 2009, we announced that, after upgrading to a new version of the equity program administration software that we license from a third-party provider, we identified differences in the stock-based compensation expense of prior periods and, after reviewing such differences, identified an error in our accounting for stock-based compensation expense. As a result of identifying the error, in October 2009, we concluded that accounting adjustments were necessary to correct certain previously issued financial statements. Accordingly, we restated those financial statements and recorded total cumulative additional stock-based compensation expense of approximately $2.6 million for the fiscal years ended December 31, 2008, 2007 and 2006 and the quarters ended June 30, 2009 and March 31, 2009. Specifically, we recorded increases in stock-based compensation expense of approximately $1.3 million in fiscal 2007, $1.2 million in fiscal 2006 and $0.3 million in the quarter ended June 30, 2009, and recorded reductions in stock-based compensation expense of approximately $0.1 million in fiscal 2008 and $0.1 million in the quarter ended March 31, 2009. In connection with this restatement, we determined that there was a material weakness in our internal control over financial reporting as of December 31, 2008, March 31, 2009 and June 30, 2009. Specifically, our controls to calculate stock-based compensation expense related to the application of the forfeiture rate were not designed effectively, and a material weakness existed in the design of the controls over the calculation of stock-based compensation expense related to the application of the forfeiture rate as of those periods.

In addition, in March 2009, we announced that we had completed a review of our revenue recognition practices and, as a result of this review, we restated certain financial statements in our Annual Report on Form 10-K for the year ended December 31, 2008. The restatement resulted in the deferral to future periods of $18 million of consulting services revenue and approximately $0.2 million in application revenue previously recognized through June 30, 2008. Amounts in our previously issued consolidated financial statements for the years ended December 31, 2003 through 2007, and the interim consolidated financial statements for each of the periods ended March 31, 2008 and June 30, 2008, have been corrected for the timing of revenue recognition for consulting services revenue during these periods, as well as to correct an error relating to the timing of revenue recognition for set-up fees, an element of our application services revenue. In connection with such review we identified certain control deficiencies relating to the application of applicable accounting literature related to revenue recognition. These deficiencies constituted a material weakness in internal control over financial reporting as of September 30, 2008, which led to items requiring correction in our historical financial statements and our conclusion to restate such financial statements to correct those items. Specifically, the control deficiencies related to our failure to correctly interpret EITF 00-21 in determining the proper accounting treatment when application and consulting services are sold together.

We cannot be certain that the measures we have taken since these restatements will ensure that restatements will not occur in the future. Execution of restatements like the ones described above could create a significant strain on our internal resources and cause delays in our filing of quarterly or annual financial results, increase our costs and cause management distraction.

Failure to implement and maintain the appropriate internal controls over financial reporting could negatively affect our ability to provide accurate and timely financial information.

During 2006 we completed a review and redesign of our internal controls over financial reporting related to our closing procedures and processes, our calculations of our reported numbers, including depreciation expense and fixed assets, and the need to strengthen our technical accounting expertise. Despite these efforts, we identified a material weakness in connection with the evaluation of the effectiveness of our internal controls as of March 31, 2007, prior to the filing of our financial results for the period ended March 31, 2007, related to the identification of a material required adjustment, which affected cash, accounts receivable and cash flow from operations. Additionally in the third quarter of 2008, we identified certain control deficiencies relating to the application of applicable accounting literature related to revenue recognition. These deficiencies constituted a material weakness in internal control over financial reporting as of September 30, 2008. In October 2009, we determined that there was a material weakness in our internal control over financial reporting as of December 31, 2008, March 31, 2009 and June 30, 2009. Specifically, our controls to calculate stock-based compensation expense related to the application of the forfeiture rate were not designed effectively, and a material weakness existed in the design of the controls over the calculation of stock-based compensation expense related to the application of the forfeiture rate as of those periods.

As part of our ongoing processes we will continue to focus on improvements in our controls over financial reporting. We have discussed deficiencies in our financial reporting and our remediation of such deficiencies with the audit committee of our board of directors and will continue to do so as required. However, we cannot be certain that we will be able to remediate all deficiencies in the future. Any current or future deficiencies could materially and adversely affect our ability to provide timely and accurate financial information.

We have previously not been in compliance with SEC reporting requirements and NASDAQ listing requirements. If we again fail to remain in compliance with SEC reporting requirements and NASDAQ listing requirements, there may be a material adverse effect on our business and our stockholders.

As a consequence of our review of our revenue recognition practices and resulting restatement of our historical financial statements, we were delayed until April 30, 2009 in filing our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the period ended September 30, 2008 with the SEC. During the period of such delay, we faced the possibility of delisting of our stock from the NASDAQ Global Market. We cannot be certain that we will be able to comply with SEC reporting requirements and NASDAQ listing requirements in the future. If we are delisted from the NASDAQ as a result of noncompliance with NASDAQ listing requirements, the price of our stock and the ability of our stockholders to trade in our stock would be adversely affected. In addition, we would be subject to a number of restrictions regarding the registration of our stock under federal securities laws, and we would not be able to allow our employees to exercise their outstanding options, which could adversely affect our business and results of operations. Furthermore, if we are delisted in the future from the NASDAQ Global Market, there may be other negative implications, including the potential loss of confidence by customers, suppliers and employees and the loss of institutional investor interest in our company.

As a result of the delayed filing of our Annual Report on Form 10-K for the year ended December 31, 2008 as well as our Quarterly Report on Form 10-Q for the period ended September 30, 2008, we will be ineligible to register our securities on Form S-3 for sale by us or resale by others until March 16, 2010, which is one year from the original due date of the last untimely filed report. We are using Form S-1 for this offering and may use Form S-1 to raise capital or complete acquisitions in the future, but doing so may increase transaction costs and adversely impact our ability to raise capital or complete acquisitions of other companies in a timely manner.

Our financial performance may be difficult to forecast as a result of our historical focus on large customers and the long sales cycle associated with our solutions.

The majority of our revenue is currently derived from organizations with complex talent management requirements. Accordingly, in a particular quarter the majority of our bookings from new customers on an aggregate contract value basis are from large sales made to a relatively small number of customers. As such, our failure to close a sale in a particular quarter will impede desired revenue growth unless and until the sale closes. In addition, sales cycles for our Taleo Enterprise clients are generally between three months and one year, and in some cases can be longer. As a result, substantial time and cost may be spent attempting to secure a sale that may not be successful. The period between our first sales call on a prospective customer and a contract signing is relatively long due to several factors such as:

•	the complex nature of our solutions;

•	the need to educate potential customers about the uses and benefits of our solutions;

•	the relatively long duration of our contracts;

•	the discretionary nature of our customers’ purchases;

•	the timing of our customers’ budget cycles;

•	the competitive evaluation of our solutions;

•	fluctuations in the staffing management requirements of our prospective customers;

•	announcements or planned introductions of new products by us or our competitors; and

•	the lengthy purchasing approval processes of our prospective customers.

If our sales cycles unexpectedly lengthen, our ability to forecast accurately the timing of sales in any given period will be adversely affected and we may not meet our forecasts for that period.

If we fail to develop or acquire new products or enhance our existing products to meet the needs of our existing and future customers, our sales will decline.

To keep pace with technological developments, satisfy increasingly sophisticated customer requirements, and achieve market acceptance, we must enhance and improve existing products and continue to introduce new products and services. For instance, the Taleo Talent Grid, a foundation for sharing industry knowledge, technology and candidates, became generally available to our customers in September 2009, and we continue to develop Taleo 10, the newest version of our talent management solutions. Additionally, in September 2009, we entered into an amended merger agreement to acquire Worldwide Compensation, Inc. (“WWC”). Previously, we offered compensation management solutions through our alliance with WWC, and, if the acquisition closes, we will be able to offer a compensation management solution directly to our customers. Any new products we develop or acquire may not be introduced in a timely manner and may not achieve the broad market acceptance necessary to generate significant revenue and may generate losses. If we are unable to develop or acquire new products that appeal to our target customer base or enhance our existing products or if we fail to price our products to meet market demand or if the products we develop or acquire do not meet performance expectations or have a higher than expected cost structure to host and maintain, our business and operating results will be adversely affected. Our efforts to expand our solutions beyond our current offerings or beyond the talent management market may divert management resources from existing operations and require us to commit significant financial resources to an unprofitable business, which may harm our existing business.

We expect to incur additional expense to develop software products and to integrate acquired software products into existing platforms to maintain our competitive position. For example, our acquisition of Vurv will require significant effort to maintain existing Vurv products in addition to ours and to integrate the hosting of products of both companies over time. In addition, we have invested in software development locations other than the locations where we traditionally developed our software. For example, we have invested in development locations in Eastern Europe, Ukraine and Asia, and we may invest in other locations outside of North America in the future. In addition, we plan to continue to invest in Jacksonville, Florida, the former headquarters site of Vurv, as a software development location. We may engage independent contractors for all or portions of this work. These efforts may not result in commercially viable solutions, may be more expensive or less productive than we anticipate, or may be difficult to manage and result in distraction to our management team. If we do not manage these remote development centers effectively or receive significant revenue from our product development investments, our business will be adversely affected.

Additionally, we intend to maintain a single version of each release of our software applications that is configurable to meet the needs of our customers. Customers may require customized solutions or features and functions that we do not yet offer and do not intend to offer in future releases, which may disrupt our ability to maintain a single version of our software releases or cause our customers to choose a competing solution. Vurv has historically allowed customer specific customizations of its software and we may find it difficult to support or migrate such customizations.

Acquisitions and investments present many risks, and we may not realize the anticipated financial and strategic goals for any such transactions, which would harm our business, operating results and overall financial condition. In addition, we have limited experience in acquiring and integrating other companies.

We have made, continue to make and are actively evaluating acquisitions or investments in companies, products, services, and technologies to expand our product offerings, customer base and business. For example, in 2008, we completed our acquisition of Vurv, which is our largest acquisition to date. Also in 2008, we invested $2.5 million for a 16% equity investment in and an option to purchase the remaining shares of WWC. In September 2009, we entered into an amended merger agreement to acquire WWC. The merger agreement with WWC provides that the closing of the acquisition shall not occur before January 1, 2010, and there can be no assurances that the acquisition will close at all. We have limited experience in executing acquisitions and investments. Acquisitions and investments involve a number of risks, including the following:

•	being unable to achieve the anticipated benefits from our acquisitions;

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discovering that we may have difficulty integrating the accounting systems, operations, and personnel of the acquired business, and may have difficulty retaining the key personnel of the acquired business;

•	our ongoing business and management’s attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically and culturally diverse locations;

•	difficulty incorporating the acquired technologies or products into our existing code base;

•	problems arising from differences in the revenue, licensing or support model of the acquired business;

•	customer confusion regarding the positioning of acquired technologies or products;

•	difficulty maintaining uniform standards, controls, procedures and policies across locations;

•	difficulty retaining the acquired business’ customers; and

•	problems or liabilities associated with product quality, data privacy, data security, technology and legal contingencies.

The consideration paid in connection with an investment or acquisition also affects our financial results. If we should proceed with one or more significant acquisitions in which the consideration includes cash, we could be required to use a substantial portion of our available cash to consummate any such acquisition. To the extent that we issue shares of stock or other rights to purchase stock, existing stockholders may be diluted and earnings per share may decrease. In addition, acquisitions may result in our incurring debt, material one-time write-offs, or purchase accounting adjustments and restructuring charges. They may also result in recording goodwill and other intangible assets in our financial statements which may be subject to future impairment charges or ongoing amortization costs, thereby reducing future earnings. In addition, from time to time, we may enter into negotiations for acquisitions or investments that are not ultimately consummated. Such negotiations could result in significant diversion of management time, as well as incurring expenses that may impact operating results.

We may lose sales opportunities if we do not successfully develop and maintain strategic relationships to sell and deliver our solutions.

We have partnered with a number of business process outsourcing, or BPO, and human resource outsourcing, or HRO, providers that resell our solutions as a component of their outsourced human resource services and we intend to partner with more BPOs and HROs in the future. If customers or potential customers begin to outsource their talent management functions to BPOs or HROs that do not resell our solutions, or to BPOs or HROs that choose to develop their own solutions, our business will be harmed. In addition, we have relationships with third-party consulting firms, system integrators and software and service vendors who provide us with customer referrals, integrate their complementary products with ours, cooperate with us in marketing our products and provide our customers with system implementation or other consulting services. If we fail to establish new strategic relationships or expand our existing relationships, or should any of these partners fail to work effectively with us or go out of business, our ability to sell our products into new markets and to increase our penetration into existing markets may be impaired.

If we are required to reduce our prices to compete successfully, our margins and operating results could be adversely affected.

The intensely competitive market in which we do business may require us to reduce our prices. If our competitors offer discounts on certain products or services, we may be required to lower prices or offer our solutions on less favorable terms to compete successfully. Some of our larger competitors have significantly greater resources than we have and are better able to absorb short-term losses. Any such changes would likely reduce our margins and could adversely affect our operating results. Some of our competitors may provide bundled product offerings that compete with ours for promotional purposes or as a long-term pricing strategy. These practices could, over time, limit the prices that we can charge for our products or services. If we cannot offset price reductions with a corresponding increase in the quantity of applications sold, our margins and operating results would be adversely affected.

If our security measures are breached and unauthorized access is obtained to customer data or personal information, customers may curtail or stop their use of our solutions, which would harm our reputation, operating results, and financial condition.

Our solutions involve the storage and transmission of customers’ proprietary information and users’ personal information, including the personal information of our customers’ job candidates. As part of our solution, we may also offer third-party proprietary solutions, including for example WWC’s compensation management products, which require us to transmit our customers’ proprietary data and the personal information of job candidates to such third parties. Security breaches could expose us to loss of this information, and we could be required to undertake an investigation, notify affected data subjects and appropriate legal authorities and regulatory agencies, and conduct remediation efforts, which could include modifications to our current security practices and ongoing monitoring for users whose data might have been subject to unauthorized access. Accordingly, security breaches may result in investigation, remediation and notification expenses, litigation, liability, and financial penalties. For example, a legacy Vurv customer using a customized version of the Vurv software informed us that email addresses contained in its candidate database, which we host, were used by an unauthorized third party to solicit additional personal information from job candidates. While it has not been determined that this incident resulted from a breach of our security measures, our customer has been sued with respect to this incident and we cannot be certain that a claim will not be asserted against us or that we will not incur liability or additional expense with respect to this matter.

While we have administrative, technical, and physical security measures in place, and we contractually require third parties to whom we transfer data to have appropriate security measures, if any of these security measures are breached as a result of third-party action, employee error, criminal acts by an employee, malfeasance, or otherwise, and, as a result, someone obtains unauthorized access to customer data or personal information, our reputation will be damaged, our business may suffer and we could incur significant liability.

Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target. As a result, we and our partners to whom we transfer data may be unable to anticipate these techniques or to implement adequate preventative measures. Unless our customers elect to purchase encryption, we do not encrypt data we store for our customers while such data is at rest in the database. Applicable law may require that a security breach involving certain types of unencrypted data be disclosed to each data subject or publicly disclosed. If an actual or perceived breach of our security occurs, the market perception of our security measures could be harmed and we could lose sales and customers. Our insurance policies may not adequately compensate us for any losses that may occur due to failures in our security measures.

Defects or errors in our products could affect our reputation, result in significant costs to us and impair our ability to sell our products, which would harm our business.

Our products may contain defects or errors, which could materially and adversely affect our reputation, result in significant costs to us and impair our ability to sell our products in the future. The costs incurred in correcting any product defects or errors may be substantial and could adversely affect our operating results. While we test our products for defects or errors prior to product release, defects or errors have been identified from time to time by our customers and may continue to be identified in the future.

Any defects that cause interruptions in the availability or functionality of our solutions could result in:

•	lost or delayed market acceptance and sales of our products;

•	loss of customers;

•	product liability and breach of warranty suits against us;

•	diversion of development and support resources;

•	injury to our reputation; and

•	increased maintenance and warranty costs.

While our software subscription agreements typically contain limitations and disclaimers that should limit our liability for damages related to defects in our software, such limitations and disclaimers may not be upheld by a court or other tribunal or otherwise protect us from such claims.

If we fail to manage our hosting infrastructure capacity satisfactorily, our existing customers may experience service outages and our new customers may experience delays in the deployment of our solution.

We have experienced significant growth in the number of users, transactions, and data that our hosting infrastructure supports. Failure to address the increasing demands on our hosting infrastructure satisfactorily may result in service outages, delays or disruptions. For example, we have experienced downtimes within our hosting infrastructure, some of which have been significant, which have prevented customers from using our solutions from time to time. We seek to maintain sufficient excess capacity in our hosting infrastructure to meet the needs of all of our customers. We also maintain excess capacity to facilitate the rapid provisioning of new customer deployments and expansion of existing customer deployments. The development of new hosting infrastructure to keep pace with expanding storage and processing requirements could be a significant cost to us that we are not able to predict accurately and for which we are not able to budget significantly in advance. Such outlays could raise our cost of goods sold and be detrimental to our financial results. At the same time, the development of new hosting infrastructure requires significant lead time. In addition, we may in the future consolidate certain of our data centers with our other existing data centers, or move certain data center operations to new facilities. Such a transition creates increased risk of service disruptions or outages that could harm our reputation and adversely affect our revenue and earnings. If we do not accurately predict our infrastructure capacity requirements, our existing customers may experience service outages that may subject us to financial penalties, financial liabilities and the loss of customers.

If our hosting infrastructure capacity fails to keep pace with sales, customers may experience delays as we seek to obtain additional capacity, which could harm our reputation and adversely affect our revenue growth. Integrating the hosting infrastructure of Vurv and other acquired entities may increase these challenges.

In addition, we recently brought to market a performance management product for which we may not be able to accurately predict the number of users, transactions and infrastructure demands. Such a failure could result in system outages for our customers and higher than expected costs to support and maintain our performance management solution, which could negatively affect our reputation and our financial results.

Any significant disruption in our computing and communications infrastructure could harm our reputation, result in a loss of customers and adversely affect our business.

Our computing and communications infrastructure is a critical part of our business operations. Our customers access our solutions through a standard web browser. Our customers depend on us for fast and reliable access to our applications. Much of our software is proprietary, and we rely on the expertise of members of our engineering and software development teams for the continued performance of our applications. We have experienced, and may in the future experience, serious disruptions in our computing and communications infrastructure. Factors that may cause such disruptions include:

•	human error;

•	physical or electronic security breaches;

•	telecommunications outages from third-party providers;

•	computer viruses;

•	acts of terrorism or sabotage;

•	fire, earthquake, flood and other natural disasters; and

•	power loss.

Although we back up data stored on our systems at least weekly, our infrastructure does not currently include real-time, or near real-time, mirroring of data storage and production capacity in more than one geographically distinct location. Thus, in the event of a physical disaster, or certain other failures of our computing infrastructure, customer data from recent transactions may be permanently lost.

We currently deliver our solutions from ten data centers that host the applications for all of our customers. The Taleo Enterprise platform is hosted from three facilities: a U.S. facility leased from Equinix, Inc. in San Jose, California, a U.S. facility leased from Internap Network Services Corporation in New York City, New York and a Netherlands data center facility also leased from Equinix in Amsterdam. Internet bandwidth and access is provided by Internap in the two U.S. facilities and by Equinix in the Netherlands. The Taleo Business Edition is hosted through two U.S. facilities located in San Jose, California and Ashburn, Virginia, and operated via a managed services arrangement. A third facility is located in San Francisco, California to host the legacy Vurv product for small- and medium-sized organizations. Opsource, Inc. provides hardware, internet bandwidth, and access in the San Jose, California and Ashburn, Virginia hosting facilities through a managed services arrangement.

Services at the San Francisco facility are provided by Coloserve, Inc. The Vurv legacy enterprise recruiting product is hosted through four facilities: a U.S. facility located in Jacksonville, Florida, a U.S. facility located in Atlanta, Georgia, a facility located in London, England and a facility located in Sydney, Australia. Internet bandwidth and access for the Vurv legacy enterprise recruiting product is provided by Peak 10 in the Florida facility, Adapt PLC in the England facility, and Conexim Australia Pty Ltd in the Australia facility. We do not control the operation of these facilities and must rely on these vendors to provide the physical security, facilities management and communications infrastructure services to ensure the reliable and consistent delivery of our solutions to our customers. In the case of Opsource and Vurv locations that are managed service locations, we also rely upon the third-party vendor for hardware associated with our hosting infrastructure. Although we believe we would be able to enter into a similar relationship with another third party should one of these relationships fail or terminate for any reason, we believe our reliance on any third-party vendor exposes us to risks outside of our control. If these third-party vendors encounter financial difficulty such as bankruptcy or other events beyond our control that cause them to fail to secure adequately and maintain their hosting facilities or provide the required data communications capacity, our customers may experience interruptions in our service or the loss or theft of important customer data. In the future, we may elect to open computing and communications hardware operations at additional third-party facilities located in the United States, Europe or other regions. We are not experienced at operating such facilities in jurisdictions outside the United States and doing so may pose additional risk to us.

We have experienced system failures in the past. If our customers experience service interruptions or the loss or theft of their data caused by us, we may be required to issue credits pursuant to the terms of our contracts and may also be subject to financial liability or customer losses. Such credits could reduce our revenues below the levels that we have indicated we expect to achieve and adversely affect our margins and operating results.

Our insurance policies may not adequately compensate us for any losses that may occur due to any failures or interruptions in our systems.

We must hire and retain key employees and recruit qualified personnel or our future success and business could be harmed.

Our success depends on the continued employment of our senior management and other key employees, such as our chief executive officer and our chief financial officer. If we lose the services of one or more of our senior management or key employees, or if one or more of them decides to join a competitor or otherwise to compete with us, our business could be harmed. We do not maintain key person life insurance on any of our executive officers. Additionally, our continued success depends, in part, on our ability to attract and retain qualified technical, sales and other personnel. It may be particularly challenging to retain employees as we integrate newly acquired entities, like Vurv, due to uncertainty among employees regarding their career options and cultural differences between us and the newly acquired entities.

We currently derive a significant portion of our revenue from international operations and expect to expand our international operations. However, we do not have substantial experience in international markets, and may not achieve the expected results.

During the three and six months ended June 30, 2009, application revenue generated outside of the United States was 16% of total revenue, based on the location of the legal entity of the customer with which we contracted, of which 3% was revenue generated in Canada. Our primary research and development operation is in Quebec, Canada, but we conduct research and development in other international locations as well. We currently have international offices outside of North America in Australia, France, the Netherlands, Singapore and the United Kingdom, which focus primarily on selling and implementing our solutions in those regions. In the future, we may expand to other international locations. Our current international operations and future initiatives will involve a variety of risks, including:

•	unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions;

•	differing regulations in Quebec with regard to maintaining operations, products and public information in both French and English;

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differing labor regulations, especially in the European Union and Quebec, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;

•	more stringent regulations relating to data privacy and the unauthorized use of, or access to, commercial and personal information, particularly in Europe and Canada;

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reluctance to allow personally identifiable data related to non-U.S. citizens to be stored in databases within the United States, due to concerns over the United States government’s right to access personally identifiable data of non-U.S. citizens stored in databases within the United States or other concerns;

•	greater difficulty in supporting and localizing our products;

•	greater difficulty in localizing our marketing materials and legal agreements, including translations of these materials into local language;

•	changes in a specific country’s or region’s political or economic conditions;

•

challenges inherent in efficiently managing an increased number of employees or independent contractors over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs;

•	limited or unfavorable intellectual property protection; and

•	restrictions on repatriation of earnings.

If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and operating results will suffer.

Fluctuations in the exchange rate of foreign currencies could result in currency transaction losses, which could harm our operating results and financial condition.

We currently have foreign sales denominated in foreign currencies, including the Australian dollar, British pound sterling, Canadian dollar, the euro, New Zealand dollar, Singapore dollar and Swiss franc and may in the future have sales denominated in the currencies of additional countries. In addition, we incur a substantial portion of our operating expenses in Canadian dollars and, to a much lesser extent, other foreign currencies. Any fluctuation in the exchange rate of these foreign currencies may negatively affect our business, financial condition and operating results. For instance, in 2008, the impact of changes in foreign currency exchange rates compared to the average rates in effect during 2007 was a $0.8 million decrease in earnings. In 2009, the volatility in exchange rates for foreign currencies has continued and may continue and, as a result, we may continue to see fluctuations in our revenue and expenses, which may impact our operating results. We have not previously engaged in foreign currency hedging. If we decide to hedge our foreign currency exposure, we may not be able to hedge effectively due to lack of experience, unreasonable costs or illiquid markets.

If we fail to defend our proprietary rights aggressively, our competitive advantage could be impaired and we may lose valuable assets, experience reduced revenue, and incur costly litigation fees to protect our rights.

Our success is dependent, in part, upon protecting our proprietary technology. We rely on a combination of copyrights, trademarks, service marks, trade secret laws, and contractual restrictions to establish and protect our proprietary rights in our products and services. We do not have any issued patents and only one pending patent. We do not rely on patent protection. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our licensed products may be unenforceable under the laws of certain jurisdictions and foreign countries in which we operate. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States. To the extent we expand our international activities, our exposure to unauthorized copying and use of our products and proprietary information may increase. We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to and distribution of our products and proprietary information. Further, these agreements do not prevent our competitors from developing technologies independently that are substantially equivalent or superior to our products. Initiating legal action has been and may continue to be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation, whether successful or unsuccessful, could result in substantial costs and diversion of management resources, either of which could seriously harm our business.

Current and future litigation against us could be costly and time consuming to defend.

We are sometimes subject to legal proceedings and claims that arise in the course of business. For example, we are currently defendants in a suit alleging patent infringement and a suit alleging securities fraud, both of which are described in more detail in Note 8, “Commitments and Contingencies” of the Notes to Condensed Consolidated Financial Statements in Part I, Item 1 of our Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2009. Litigation may result in substantial costs, including lengthened or discontinued sales cycles due to concerns of existing or prospective customers with respect to litigation, and may divert management’s attention and resources, which may seriously harm our business, overall financial condition, and operating results. In addition, legal claims that have not yet been asserted against us may be asserted in the future. See Note 8 “Commitments and Contingencies” of the Notes to Condensed Consolidated Financial Statements in Part I, Item 1 of our Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2009 for further information regarding pending and threatened litigation and potential claims.

Our results of operations may be adversely affected if we are subject to a protracted infringement claim or a claim that results in a significant award for damages.

Software product developers such as us may continue to receive infringement claims as the number of products and competitors in our space grows and the functionality of products in different industry segments overlaps. For example, Kenexa, a competitor, filed suit against us for patent infringement in August 2007 and other infringement claims have been threatened against us. We can give no assurance that such claims will not be filed in the future. Our competitors or other third parties may also challenge the validity or scope of our intellectual property rights. A claim may also be made relating to technology that we acquire or license from third parties. If we were subject to a claim of infringement, regardless of the merit of the claim or our defenses, the claim could:

•	require costly litigation to resolve and the payment of substantial damages;

•	require significant management time;

•	cause us to enter into unfavorable royalty or license agreements;

•	require us to discontinue the sale of our products;

•	damage our relationship with existing or prospective customers and disrupt our sales cycles;

•	require us to indemnify our customers or third-party service providers; or

•	require us to expend additional development resources to redesign our products.

We entered into standard indemnification agreements in the ordinary course of business and may be required to indemnify our customers for our own products and third-party products that are incorporated into our products and that infringe the intellectual property rights of others. Although many of the third parties from which we purchase are obligated to indemnify us if their products infringe the rights of others, this indemnification may not be adequate.

We use open source software in our products, which could subject us to litigation or other actions.

We use open source software in our products and may use more open source software in the future. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our products. In addition, if we were to combine our proprietary software products with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software products. If we inappropriately use open source software, we may be required to re-engineer our products, discontinue the sale of our products or take other remedial actions.

Our insurance policies will not compensate us for any losses or liabilities resulting from patent infringement claims.

We employ technology licensed from third parties for use in or with our solutions, and the loss or inability to maintain these licenses or errors in the software we license could result in increased costs, or reduced service levels, which would adversely affect our business.

Our hosted solutions incorporate certain technology obtained under licenses from other companies, such as Oracle for database software. We anticipate that we will continue to license technology and development tools from third parties in the future. Although we believe that there are commercially reasonable software alternatives to the third-party software we currently license, this may not always be the case, or we may license third-party software that is more difficult or costly to replace than the third party software we currently license. In addition, integration of our products with new third-party software may require significant work and require substantial allocation of our time and resources. Also, to the extent that our products depend upon the successful operation of third-party products in conjunction with our products, any undetected errors in these third-party products could prevent the implementation or impair the functionality of our products, delay new product introductions and injure our reputation. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties, which could result in higher costs.

Difficulties that we may encounter in managing changes in the size of our business could affect our operating results adversely.

In order to manage our business effectively, we must continually manage headcount in an efficient manner. In the past, we have undergone facilities consolidations and headcount reductions in certain locations and departments. As a result, we have incurred, and may incur, charges for employee severance. We may experience additional facilities consolidations and headcount reductions in the future. As many employees are located in jurisdictions outside of the United States, we are required to pay the severance amounts legally required in such jurisdictions, which may exceed those of the United States. Further, we believe reductions in our workforce and facility consolidation create anxiety and uncertainty, and may adversely affect employee morale.

These measures could adversely affect our employees that we wish to retain and may also adversely affect our ability to hire new personnel. They may also negatively affect customers.

Failure to manage our customer deployments effectively could increase our expenses and cause customer dissatisfaction.

Enterprise deployments of our products require a substantial understanding of our customers’ businesses, and the resulting configuration of our solutions to their business processes and integration with their existing systems. We may encounter difficulties in managing the timeliness of these deployments and the allocation of personnel and resources by us or our customers. In certain situations, we also work with third-party service providers in the implementation or software integration-related services of our solutions, and we may experience difficulties in managing such third parties. Failure to manage customer implementation or software integration-related services successfully by us or our third-party service providers could harm our reputation and cause us to lose existing customers, face potential customer disputes or limit the rate at which new customers purchase our solutions.

Our reported financial results may be adversely affected by changes in generally accepted accounting principles or changes in our operating history that impact the application of generally accepted accounting principles.

Accounting principles generally accepted in the United States, or GAAP, are subject to interpretation by the FASB, the American Institute of Certified Public Accountants, or AICPA, the Public Company Accounting Oversight Board, the SEC and various other organizations formed to promulgate and interpret accounting principles. A change in these principles or interpretations could have a significant effect on our historical or future financial results.

Pursuant to the application of GAAP we recognize the majority of our application revenue monthly over the life of the application agreement. In certain instances, the straight-line revenue recognized on a monthly basis may exceed the amounts invoiced for the same period. If our history of collecting all fees reflected in our application agreements negatively changes, the application of GAAP may mandate that we not recognize revenue in excess of the fees invoiced over the corresponding period for new agreements. The application of GAAP also requires that we accomplish delivery of our solutions to our customers in order to recognize revenue associated with such solutions. In the context of our model, delivery generally requires the creation of an instance of the solution that may be accessed by the customer via the Internet. We may experience difficulty in making new products available to our customers in this manner. In the event we are not able to make our solutions available to our customer via the Internet in a timely manner, due to resource constraints, implementation difficulties or other reasons, our ability to recognize revenue from the sales of our solutions may be delayed and our financial results may be negatively impacted.

The application of GAAP to our operations may also require significant judgment and interpretation as to the appropriate treatment of a specific issue. These judgments and interpretations are complicated by the relative newness of the on-demand, vendor-hosted software business model, also called software-as-a-service, or SaaS, and the relative lack of interpretive guidance with respect to the application of GAAP to the SaaS model. For example, in connection with our recent review of our revenue recognition practices, we submitted a pre-clearance submission to the Office of the Chief Accountant of the SEC, or OCA, requesting its view of our historical application of EITF 00-21. Following consultation with the OCA, we changed our application of EITF 00-21 to recognize revenue from consulting services ratably over the term of the software subscription agreement when we sell software subscriptions and consulting services in a single arrangement, rather than as the consulting services are delivered, as we had done in the past. In addition, in September 2009, the FASB ratified EITF 08-1, which will supersede EITF 00-21. We expect that for arrangements that we enter into after we adopt EITF 08-1, EITF 08-1 will require us to recognize significant portions of our consulting revenue as a separate unit of accounting as the consulting services are delivered. We expect to adopt EITF 08-1 as of January 1, 2010. We cannot ensure that our interpretations and judgments with respect to the application of GAAP will be correct in the future and any incorrect interpretations and judgments could adversely affect our business.

If benefits currently available under the tax laws of Canada and the province of Quebec are reduced or repealed, or if we have taken an incorrect position with respect to tax matters under discussion with the Canadian Revenue Agency or other taxing authorities, our business could suffer.

The majority of our research and development activities are conducted through our Canadian subsidiary, Taleo (Canada) Inc. We participate in a government program in Quebec that provides investment credits based upon qualifying research and development expenditures. These expenditures primarily consist of the salaries for the persons conducting research and development activities. We have participated in the program since 1999, and expect that we will continue to receive these investment tax credits through December 2010. In 2008, we recorded a CAD $2.7 million reduction in our research and development expenses as a result of this program. We anticipate the continued reduction of our research and development expenses through application of these credits through 2010. If these investment tax benefits are reduced or eliminated, our financial condition and operating results may be adversely affected.

In addition to the research and development investment credit program described above, our Canadian subsidiary is participating in a scientific research and experimental development, or SRED, program administered by the Canadian federal government that provides income tax credits based upon qualifying research and development expenditures. For tax year 2008, we recorded an estimated SRED credit claim of approximately CAD $1.2 million. Our Canadian subsidiary is eligible to remain in the SRED program for future tax years as long as its development projects continue to qualify. These federal SRED tax credits can only be applied to offset federal taxes payable and are reported as a credit to our tax provision to the extent they reduce taxes payable to zero with any residual benefits recorded as a net deferred tax asset. We believe that our Canadian subsidiary is in compliance with these government programs and that all amounts recorded will be fully realized. If these investment credits are reduced or disallowed by the Canada Revenue Agency (“CRA”), our financial condition and operating results may be adversely affected.

Our Canadian subsidiary is under examination by the CRA with respect to tax years 2002 through 2007. In June 2009, we were issued a notice of assessment by the CRA to increase taxable income by approximately CAD $3.8 million in respect to our 2002 tax year. These adjustments relate, principally, to our treatment of CDTI tax credits and income and expense allocations recorded between the Company and our Canadian subsidiary. We disagree with CRA’s basis for their proposed 2002 adjustments and intend to appeal their decision through applicable administrative and judicial procedures. In December 2008, Taleo was notified by the CRA of their intention to audit tax years 2003 through 2007. No proposed assessment notices have been issued with respect to these open tax years.

Final resolution of the CRA’s examination will have bearing on the tax treatment applied in subsequent periods not currently under examination. We have recorded income tax reserves believed to be sufficient to cover the estimated tax assessments for the open tax periods.

There could be a significant impact to our uncertain tax position over the next twelve months depending on the outcome of the ongoing CRA audit. In the event the CRA audit results in adjustments that exceed both our income tax reserves and available deferred tax assets, our Canadian subsidiary may become a tax paying entity in 2009 or in a prior year including potential penalties and interest. Any such penalties cannot be reasonably estimated at this time.

We are seeking United States tax treaty relief through the appropriate Competent Authority tribunals for the 2002 assessments and will seek treaty relief for all subsequent tax adjustments. Although we believe we have a reasonable basis for our tax positions, it is possible an adverse outcome could have a material effect upon our financial condition, operating results or cash flows in a particular period or annual period.

As we continue to expand domestically and internationally, we may become subject to review by various U.S. and foreign taxing authorities which could negatively impact our financial results. While we have reserved for these uncertainties and do not expect the outcomes of these reviews to be material to our operations, our current assessment as to the potential financial impact of these reviews could prove incorrect and we may incur additional income tax expense in the period the uncertainty is resolved.

A portion of our revenue is generated by sales to government entities, which are subject to a number of challenges and risks.

Sales to U.S. and foreign federal, state and local governmental agency end-customers have accounted for a small but increasing portion of our revenue, and we may in the future increase sales to government entities. Sales into government entities are subject to a number of risks. Selling to government entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that we will successfully sell our products and services to such governmental entity. Government entities may require contract terms that differ from our standard arrangements. In addition, government demand and payment for our products may be affected by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our products. Most of our sales to government entities have been made indirectly through third-party prime contractors that resell our solutions. Government entities may have contractual or other legal rights to terminate contracts with our resellers for convenience or due to a default, and any such termination may adversely impact our future results of operations.

Governments routinely audit and investigate government contractors, and we may be subject to such audits and investigations. For example, we have been subject to government contract audits in the past and have received a subpoena from the Department of Homeland Security’s inspector general’s office relating to our commercial pricing for the Transportation Security Administration, a government entity that accessed our services through a prime contractor. As a result of an audit or investigation, we may be subject to civil or criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines, and suspension or prohibition from doing business with the government entity. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us.

Evolving regulation of the Internet or changes in the infrastructure underlying the Internet may adversely affect our financial condition by increasing our expenditures and causing customer dissatisfaction.

As Internet commerce continues to evolve, increasing regulation by federal, state or foreign agencies may become more likely. We are particularly sensitive to these risks because the Internet is a critical component of our business model. For example, we believe increased regulation is likely in the area of data privacy, and laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information could affect our customers’ ability to use and share data, potentially reducing demand for solutions accessed via the Internet and restricting our ability to store, process and share data with our customers via the Internet. In addition, taxation of services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may also be imposed. Any regulation imposing greater fees for internet use or restricting information exchange over the Internet could result in a decline in the use of the Internet and the viability of internet-based services, which could harm our business.

The rapid and continual growth of traffic on the Internet has resulted at times in slow connection and download speeds among Internet users. Our business expansion may be harmed if the Internet infrastructure cannot handle our customers’ demands or if hosting capacity becomes insufficient. If our customers become frustrated with the speed at which they can utilize our software over the Internet, our customers may discontinue use of our products and choose not to renew their contract with us.

We have discontinued the time and expense processing services of our Taleo Contingent solution. We may have difficulty replacing the revenue from these customers.

Effective March 2007, we ceased entering into agreements to provide time and expense processing services for temporary workers. Fees for time and expense processing through our Taleo Contingent product declined throughout 2007; however, on an annualized basis such fees were still significant in 2007. Revenue from time and expense processing effectively ended on August 30, 2008. We may find it difficult to replace the revenue we once received from the processing of temporary worker time and expense transactions and our results may be negatively impacted.

Risks Related to Ownership of this Common Stock and this Offering

Our stock price is likely to be volatile and could decline.

The stock market in general and the market for technology-related stocks in particular have been highly volatile. As a result, the market price of our Class A common stock is likely to be similarly volatile, and investors in our Class A common stock may experience a decrease in the value of their stock, including decreases unrelated to our operating performance or prospects. The price of our Class A common stock could be subject to wide fluctuations in response to a number of factors, including those listed in this “Risk Factors” section and others such as:

•	our operating performance and the performance of other similar companies;

•	overall performance of the equity markets;

•	developments with respect to intellectual property rights;

•	publication of unfavorable research reports about us or our industry or withdrawal of research;

•	coverage by securities analysts or lack of coverage by securities analysts;

•	speculation in the press or investment community;

•	general economic conditions and data and the impact of such conditions and data on the equity markets;

•	terrorist acts; and

•	announcements by us or our competitors of significant contracts, new technologies, acquisitions, commercial relationships, joint ventures or capital commitments.

We may need to raise additional capital, which may not be available, thereby adversely affecting our ability to operate our business.

If we need to raise additional funds due to unforeseen circumstances, we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all, and any additional financings could result in additional dilution to our stockholders. If we need additional capital and cannot raise it on acceptable terms, we may not be able to meet our business objectives, our stock price may fall and you may lose some or all of your investment.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If no or few securities or industry analysts cover our company, the trading price for our stock would be negatively impacted. If one or more of the analysts who covers us downgrades our stock or publishes misleading or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price or trading volume to decline.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds of this offering in ways that increase the value of your investment. We intend to use the net proceeds from this offering for general corporate purposes, including additions to working capital and capital expenditures. We may use all or a portion of the net proceeds to acquire or invest in complementary businesses, products or technologies. Our management might not be able to yield a significant return, if any, on any use of these net proceeds. You will not have the opportunity to influence our decisions on how the net proceeds from this offering are used.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our Class A common stock. We intend to retain all of our earnings for the foreseeable future to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the future. As a result, you may only receive a return on your investment in our common stock if the market price of our Class A common stock increases. See “Dividend Policy.”

Provisions in our charter documents and Delaware law may delay or prevent a third party from acquiring us.

Our certificate of incorporation and bylaws contain provisions that could increase the difficulty for a third party to acquire us without the consent of our board of directors. For example, if a potential acquirer were to make a hostile bid for us, the acquirer would not be able to call a special meeting of stockholders to remove our board of directors or act by written consent without a meeting. In addition, our board of directors has staggered terms, which means that replacing a majority of our directors would require at least two annual meetings. The acquirer would also be required to provide advance notice of its proposal to replace directors at any annual meeting, and will not be able to cumulate votes at a meeting, which will require the acquirer to hold more shares to gain representation on the board of directors than if cumulative voting were permitted.

Our board of directors also has the ability to issue preferred stock that could significantly dilute the ownership of a hostile acquirer. In addition, Section 203 of the Delaware General Corporation Law limits business combination transactions with 15% or greater stockholders that have not been approved by the board of directors. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation. These provisions may apply even if the offer may be considered beneficial by some stockholders.

FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated into this prospectus by reference, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include all statements other than statements of historical facts and current status contained or incorporated by reference in this prospectus, including statements regarding our future financial position, our business strategy, and the plans and objectives of management for future operations. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve risks, uncertainties and assumptions related to: our history of losses and our profitability, maintaining the renewal of software subscriptions and service fees from existing customers; the difficulty in evaluating our future financial position; our ability to attract new customers; the failure to implement the appropriate controls and procedures to manage growth; the failure to develop or acquire new products or to enhance our existing products and other risks, uncertainties and assumptions included in our periodic reports and in other documents that we file with the SEC.

In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. These statements are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements.

We undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of 6,500,000 shares of Class A common stock will be approximately $139.9 million, or $161.0 million if the underwriters’ over-allotment option is exercised in full, at an assumed public offering price of $22.68 per share and after deducting underwriting discounts and commissions and estimated offering expenses.

We intend to use the net proceeds from this offering for general corporate purposes, including additions to working capital and capital expenditures. We will likely use a portion or potentially all of the net proceeds to acquire or invest in complementary businesses, products or technologies. From time to time we evaluate potential acquisitions of such businesses, products or technologies, and we are continuing to make such evaluations. However, we have no present understandings, commitments or agreements to make any acquisitions of other businesses, products or technologies with any of the net proceeds of this offering, other than with respect to our previously announced agreement to acquire the remaining capital stock of Worldwide Compensation, Inc. that we do not own for up to an additional $16 million in cash. We cannot specify with certainty the particular uses for the net proceeds to be received upon the completion of this offering. Pending such uses, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment grade obligations.

PRICE RANGE OF CLASS A COMMON STOCK

Our Class A common stock has traded on the Nasdaq Global Market under the symbol “TLEO” since September 29, 2005. Prior to that time, there was no public market for our Class A common stock. The following table sets forth the range of high and low closing sale prices of our Class A common stock on the Nasdaq Global Market for the periods indicated. Such quotations represent inter-dealer prices without retail markup, markdown or commission and may not necessarily represent actual transactions.

	High	Low
For the year ending December 31, 2009:
Fourth quarter (through October 27, 2009)	$25.21	$21.70
Third quarter	$22.65	$16.39
Second quarter	$19.03	$11.60
First quarter	$12.30	$7.09

For the year ended December 31, 2008:
Fourth quarter	$20.26	$5.69
Third quarter	$25.75	$17.38
Second quarter	$21.66	$17.28
First quarter	$29.00	$16.72

For the year ended December 31, 2007:
Fourth quarter	$33.97	$24.07
Third quarter	$26.07	$20.23
Second quarter	$22.54	$15.25
First quarter	$16.82	$12.06

On October 27, 2009, the closing sale price of our Class A common stock on the Nasdaq Global Market was $22.68. As of October 27, 2009, there were approximately 137 holders of record of our Class A common stock.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our Class A common stock. We currently expect to retain any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2009:

•	on an actual basis; and

•

on an as adjusted basis to give effect to the sale of the 6,500,000 shares of Class A common stock we are offering hereby at an assumed public offering price of $22.68 per share after deducting underwriting discounts and commissions and estimated offering expenses.

You should read this table in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our condensed consolidated financial statements and related notes, as incorporated by reference from our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008 and Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2009.

	As of June 30, 2009
	Actual	As Adjusted
	(in thousands, except for share and per share amounts)
Stockholders’ equity:
Common stock; par value $0.00001 per share; 150,000,000 shares authorized, 31,554,778 shares issued and outstanding, actual; 150,000,000 shares authorized, 38,054,778 shares issued and outstanding, as adjusted	—	—
Additional paid-in capital	256,990	396,876
Accumulated deficit	(80,521)	(80,521)
Treasury stock, at cost, 17,201 shares outstanding	(221)	(221)
Accumulated other comprehensive income	1,267	1,267

Total stockholders’ equity	$177,515	$317,401

Total capitalization	$177,515	$317,401

The table above excludes the following shares:

•	3,268,704 shares of Class A common stock issuable upon the exercise of options outstanding at June 30, 2009, at a weighted average exercise price of $14.84 per share;

•	446,235 shares of Class A common stock that may be issued under performance share awards outstanding at June 30, 2009; and

•	5,858,080 shares of Class A common stock available for future issuance at June 30, 2009 under our 2009 Equity Incentive Plan and 2004 Employee Stock Purchase Plan.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our unaudited condensed consolidated financial statements and related notes included in our Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2009. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs, particularly statements referencing our expectations regarding revenue and operating expenses, cost of revenue, tax and accounting estimates, cash, cash equivalents and cash provided by operating activities, the demand and expansion opportunities for our products, our customer base, our competitive position, and the impact of the current economic environment on our business. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and contained in or incorporated by reference into this prospectus, particularly in “Risk Factors.”

Overview

We are a leading global provider of on-demand, unified talent management software solutions. We offer recruiting, performance management, compensation management, internal mobility and other talent management solutions that help our customers attract and retain high quality talent, more effectively match workers’ skills to business needs, reduce the time and costs associated with manual and inconsistent processes, ease the burden of regulatory compliance, and increase workforce productivity through better alignment of workers’ goals and career plans with corporate objectives.

We offer two suites of talent management solutions: Taleo Enterprise and Taleo Business Edition. Taleo Enterprise is designed for larger, more complex organizations. Taleo Business Edition is designed for smaller, less complex organizations, stand-alone departments and divisions of larger organizations, and staffing companies. Our revenue is primarily earned through subscription fees charged for accessing and using these solutions. Our customers generally pay us in advance for their use of our solutions, and we use these cash receipts to fund our operations. Our customers generally pay us on a quarterly or annual basis.

We focus our evaluation of our operating results and financial condition on certain key metrics, as well as certain non-financial aspects of our business. Included in our evaluation of our financial condition are our revenue composition and growth, net income, and our overall liquidity that is primarily comprised of our cash and accounts receivable balances. Non-financial data is also evaluated, including purchasing trends for software applications across industries and geographies, input from current and prospective customers relating to product functionality and general economic data. We use the financial and non-financial data described above to assess our historic performance, and also to plan our future strategy. We continue to believe that our strategy and our ability to execute that strategy may enable us to improve our relative competitive position in a difficult economic environment and may provide long-term growth opportunities given the cost saving benefits of our solutions and the business requirements our solutions address.

However, if general economic conditions worsen or fail to improve, we will likely continue to experience the conditions that began in the first quarter of 2008 of increased delays in our sales cycles and increased pressure from prospective customers to offer discounts higher than our historical practices. Additionally, while our renewal rates on a dollar-for-dollar basis in the first half of 2009 were strong, we may experience increased pressure from existing customers to renew expiring software subscription agreements at lower rates, and certain of our customers may attempt to negotiate lower software subscription fees for existing arrangements because of downturns in their businesses. Additionally, certain of our customers have become or may become bankrupt or insolvent as a result of the current economic downturn. To date, we have not been negatively impacted in a material way by customer bankruptcies but if a significant customer were to declare bankruptcy, we could lose all revenue from such customer or payments might be delayed during bankruptcy proceedings.

In July 2008, we acquired Vurv Technology, Inc. (“Vurv”), a provider of on demand talent management software. The Vurv acquisition provided new customer relationships and intellectual property. This acquisition also had a significant impact on revenue and expenses.

Sources of Revenue

We derive our revenue from two sources: application revenue and consulting revenue.

Application Revenue

Application revenue is generally comprised of subscription fees from customers accessing our applications, which includes the use of application, data hosting, and maintenance of the application. The majority of our application subscription revenue is recognized monthly over the life of the application agreement, based on a stated, fixed-dollar amount. Revenue associated with our Taleo Contingent solution was recognized based on a fixed contract percentage of the dollar amount invoiced for contingent labor through use of the application. Effective March 2007, we ceased entering into agreements to provide time and expense processing as a component of our Taleo Contingent solution. As a result, Taleo Contingent time and expense processing activity declined in 2007 and ended during the three months ended June 30, 2008.

The term of our application agreements signed with new customers purchasing Taleo Enterprise in the second quarters of 2009 and 2008 was typically three or more years. The term of application agreements for new customers purchasing Taleo Business Edition in the second quarters of 2009 and 2008 was typically one year. Application agreements entered into during the three and six months ended June 30, 2009 and 2008 are generally non-cancelable, or contain significant penalties for early cancellation, although customers typically have the right to terminate their contracts for cause if we fail to perform our material obligations.

Consulting Revenue

Consulting revenue consists primarily of fees associated with application configuration, integration, business process re-engineering, change management, and education and training services. From time to time, certain of our consulting projects are subcontracted to third parties. Our customers may also elect to use unrelated third parties for the types of consulting services that we offer. Our typical consulting contract provides for payment within 30 to 60 days of the customer’s receipt of invoice.

Cost of Revenue and Operating Expenses

Cost of Revenue

Cost of application revenue consists primarily of expenses related to hosting our application and providing support, including employee related costs, depreciation expense associated with computer equipment and amortization of intangibles from acquisitions. We allocate overhead such as rent and occupancy charges, information system cost, employee benefit costs and depreciation expense to all departments based on employee count. As such, overhead expenses are reflected in each cost of revenue and operating expense category. We currently deliver our solutions from ten data centers that host the applications for all of our customers. In the fourth quarter of 2009, we expect to consolidate two of our data centers into existing data centers to reduce future cost.

Cost of consulting revenue consists primarily of employee related costs associated with these services and allocated overhead. The cost associated with providing consulting services is significantly higher as a percentage of revenue than for our application revenue, primarily due to labor costs. We also subcontract to third parties for a portion of our consulting business. To the extent that our customer base grows, we intend to continue to invest additional resources in our consulting services. The timing of these additional expenses could affect our cost of revenue, both in dollar amount and as a percentage of revenue, in a particular quarterly or annual period.

Sales and Marketing

Sales and marketing expenses consist primarily of salaries and related expenses for our sales and marketing staff, including commissions, marketing programs, allocated overhead and amortization of intangibles from acquisitions. Marketing programs include advertising, events, corporate communications, and other brand building and product marketing expenses. As our business grows, we plan to continue to increase our investment in sales and marketing by adding personnel, building our relationships with partners, expanding our domestic and international selling and marketing activities, building brand awareness, and sponsoring additional marketing events.

Research and Development

Research and development expenses consist primarily of salaries and related expenses, allocated overhead, and third-party consulting fees. Our expenses are net of the tax credits we receive from Revenue Quebec and the Canada Revenue Agency. We focus our research and development efforts on increasing the functionality and enhancing the ease of use and quality of our applications, as well as developing new products and enhancing our infrastructure.

General and Administrative

General and administrative expenses consist of salaries and related expenses for executive, finance and accounting, human resource, legal, operations and management information systems personnel, professional fees, board compensation and expenses, expenses related to potential mergers and acquisitions, other corporate expenses, foreign exchange gains / (losses) and allocated overhead.

In our “Results of Operations” below, we have included two types of tables: period over period changes in income statement line items, and summaries of the key changes in expenses by natural category for each expense line item.

Critical Accounting Policies and Estimates

Our unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these unaudited condensed consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. In many instances, we could have reasonably used different accounting estimates, and in other instances changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application, while in other cases, management’s judgment is required in selecting among available alternative accounting standards that allow different accounting treatment for similar transactions. Our management has reviewed these critical accounting policies, our use of estimates and the related disclosures with our audit committee.

There have been no significant changes in our critical accounting policies and estimates during the first six months of 2009 as compared to the critical accounting policies and estimates disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K/A for the year ended December 31, 2008.

Results of Operations

As previously disclosed, we have restated our unaudited condensed consolidated balance sheet, statement of operations and cash flows as of and for the three and six months ended June 30, 2009 and 2008. For additional information about the restatement, please see the Explanatory Note Regarding Restatement immediately preceding Part I, Item 1 of our Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2009 and Note 2, “Restatement of Condensed Consolidated Financial Statements” of the Notes to Condensed Consolidated Financial Statements, in Part I, Item 1 of our Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2009. The following discussion and analysis of our results of operations incorporates the restated amounts.

The following tables set forth certain unaudited condensed consolidated statements of operations data expressed as a percentage of total revenue for the periods indicated. Period-to-period comparisons of our financial results are not necessarily meaningful and you should not rely on them as an indication of future performance.

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Condensed Consolidated Statement of Operations Data:
Revenue:
Application	87%	81%	87%	83%
Consulting	13%	19%	13%	17%

Total revenue	100%	100%	100%	100%
Cost of revenue (as a percent of related revenue):
Application	25%	21%	24%	21%
Consulting	102%	78%	96%	88%

Total cost of revenue	34%	32%	34%	33%

Gross profit	66%	68%	66%	67%
Operating expenses:
Sales and marketing	35%	31%	34%	31%
Research and development	18%	20%	18%	20%
General and administrative	16%	19%	18%	19%
Restructuring and severance expense	0%	1%	0%	0%

Total operating expenses	69%	71%	70%	70%

Operating loss	(3)%	(3)%	(4)%	(3)%
Other income (expense):
Interest income	0%	1%	0%	2%
Interest expense	0%	0%	0%	0%

Total other income, net	0%	1%	(0)%	2%

Income / (loss) before provision / (benefit) for income taxes	(3)%	(2)%	(4)%	(1)%
Provision / (benefit) for income taxes	(3)%	0%	(1)%	(1)%

Net income / (loss)	0%	(2)%	(3)%	0%

Comparison of the Three and Six Months Ended June 30, 2009 and 2008

Revenue

	Three Months Ended June 30,		$ change	% change	Six Months Ended June 30,		$ change	% change
	2009	2008			2009	2008
	(In thousands)				(In thousands)
Application revenue	$42,914	$30,730	$12,184	40%	$84,118	$60,893	$23,225	38%
Consulting revenue	6,179	7,172	(993)	(14)%	13,058	12,839	219	2%

Total revenue	$49,093	$37,902	$11,191	30%	$97,176	$73,732	$23,444	32%

Application revenue increased due to successful renewals of existing customers, sales to new customers, sales of additional applications and broader roll out of our applications by existing customers, and the addition of customers through our acquisition of Vurv on July 1, 2008. Application revenue for our larger more complex organizations increased by $10.3 million and $19.4 million for the three and six months ended June 30, 2009, respectively. Application revenue for small business product lines increased by $1.9 million and $3.8 million for the three and six months ended June 30, 2009, respectively. The product line revenue changes above include revenue from legacy Vurv product lines of $6.5 million and $13.3 million for three and six months ended June 30, 2009, respectively, which we acquired as a result of our acquisition of Vurv. During the six months ended June 30, 2009, new sales of our product lines for smaller, less complex organizations were more negatively affected by the economic downturn than new sales of our product lines for larger, more complex organizations. Our list prices for application services have remained relatively consistent on a year-over-year basis, and renewals of application services for larger more complex organizations, on a dollar-for-dollar basis, remained strong at greater than 95%. For the remainder of 2009, we expect to see renewals in the same range, but unexpected events, such as bankruptcy filings within our customer base, may negatively impact our renewal trends. We expect application revenue to increase over the remainder of 2009.

Our consulting revenue comes from two kinds of engagements: standalone consulting engagements which are not associated with new product implementations and bundled consulting engagements which are associated with new product implementations. Standalone consulting engagement revenue is generally recognized when the services are performed, while bundled consulting engagement revenue is generally recognized ratably over the term of the associated application services term with a significant portion of revenue deferred to periods beyond the period in which services were performed. For the three month period ended June 30, 2009, consulting revenue decreased due to a reduction in standalone consulting engagements and also due to a decrease in revenue from previously deferred bundled consulting engagements as compared to the same period in 2008. The increase in consulting revenue for the six month period ended June 30, 2009 was due to an increase in revenue from previously deferred bundled consulting engagements compared to the same period in 2008. We expect total consulting revenue to decrease over the remainder of the year.

Cost of Revenue

	Three Months Ended June 30,		$ change	% change	Six Months Ended June 30,		$ change	% change
	2009	2008			2009	2008
	(In thousands)				(In thousands)
Cost of revenue—application	$10,617	$6,377	$4,240	66%	$20,302	$12,656	$7,646	60%
Cost of revenue—consulting	6,281	5,615	666	12%	12,555	11,362	1,193	10%

Cost of revenue—total	$16,898	$11,992	$4,906	41%	$32,857	$24,018	$8,839	37%

Cost of revenue—application-summary of changes

	Change from 2008 to 2009
	Three Months Ended June 30,	Six Months Ended June 30,
Employee related costs	$1,114	$2,094
Hosting facility cost	1,532	2,711
Depreciation and amortization	795	1,565
Various other expense	799	1,276

	$4,240	$7,646

During the three and six months ended June 30, 2009, the increases in cost of application revenue was primarily driven by an increase in hosting facility expenses, employee related cost and depreciation and amortization expense. We incurred additional hosting facility costs related to legacy Vurv applications (including third party software costs, internet bandwidth costs, depreciation and other costs associated with legacy Vurv hosting facilities added July 1, 2008). We also incurred additional hosting expenses related to the opening of our production data center in Amsterdam in the fourth quarter of 2008. Our net headcount increased by 82 persons (62 customer service and 20 production) as compared to the same quarter in the prior year (including the addition of 47 former Vurv employees (40 customer service and 7 production) as we continued to focus on improving customer service by adding technical support headcount to meet our customer needs. Additionally, we incurred additional amortization expenses attributable to the amortization of intangible assets obtained from the acquisition of Vurv. We expect cost of application revenue to remain flat in terms of absolute dollars for the remainder of the year.

Cost of revenue—consulting-summary of changes

	Change from 2008 to 2009
	Three Months Ended June 30,	Six Months Ended June 30,
Employee related costs	$334	$933
Professional services	97	74
Travel and entertainment	54	(162)
Various other expense	181	348

	$666	$1,193

During the three and six months ended June 30, 2009, the increase in cost of consulting revenue was primarily driven by an increase in employee related costs related to a net headcount increase of 30 persons as compared to the same period in the prior year (including the addition of 31 former Vurv employees on July 1, 2008). The net increase in professional services cost resulted from an increase in costs associated with outsourcing the conversion of Vurv legacy small business customers to Taleo products. Additionally, various other expenses increased as a result of the acquisition of Vurv and the overall expansion of our operations. We expect cost of consulting revenue to remain flat in absolute dollars for the remainder of the year.

Gross Profit and Gross Profit Percentage

	Three Months Ended June 30,		$ change	% change	Six Months Ended June 30,		$ change	% change

	2009	2008			2009	2008
	(In thousands)				(In thousands)
Gross Profit
Gross Profit—application	$32,297	$24,353	$7,944	33%	$63,816	$48,237	$15,579	32%
Gross Profit—consulting	(102)	1,557	(1,659)	(107)%	503	1,477	(974)	(66)%

Gross Profit—total	$32,195	$25,910	$6,285	24%	$64,319	$49,714	$14,605	29%

	Three Months Ended June 30,		% change	Six Months Ended June 30,		% change
	2009	2008		2009	2008
Gross profit percentage
Gross profit percentage—application	75%	79%	(4)%	76%	79%	(3)%
Gross profit percentage—consulting	(2)%	22%	(24)%	4%	12%	(8)%

Gross profit percentage—total	66%	68%	(2)%	66%	67%	(1)%

Gross profit—application

The lower gross profit percentage on application revenue during the three and six months ended June 30, 2009 compared to the same periods in 2008 was driven predominantly by incremental hosting costs as a result of the Vurv acquisition and higher hosting costs associated with increasing the scalability of the existing Taleo hosting environment. Additionally, Vurv’s gross profit percentage on application revenue was lower than Taleo’s on a standalone basis and as a result negatively impacted the consolidated gross profit percentage on application revenue for the three month and six months ended June 30, 2009. Gross profit was further reduced by additional costs incurred to improve the quality of our customer service as a result of the additional 62 headcount, and amortization of intangibles associated with the acquisition of Vurv.

Gross profit—consulting

The lower gross profit percentage on consulting revenue in the three months and six months ended June 30, 2009 resulted from a reduction in standalone consulting engagements, and also from a decrease in revenue from previously deferred bundled consulting engagements, and increases in cost of consulting revenue resulting from increased headcount, professional services and various others expenses compared to the same periods in 2008.

Operating expenses

	Three Months Ended June 30,		$ change	% change	Six Months Ended June 30,		$ change	% change
	2009	2008			2009	2008
	(In thousands)				(In thousands)
Sales and marketing	$17,147	11,937	$5,210	44%	$33,055	$22,592	$10,463	46%
Research and development	8,936	7,423	1,513	20%	17,472	14,503	2,969	20%
General and administrative	7,628	7,132	496	7%	17,256	13,719	3,537	26%
Restructuring and severance expense	—	281	(281)	*	—	281	(281)	*

Total operating expenses	$33,711	$26,773	$6,938		$67,783	$51,095	$16,688

*	not meaningful

Sales and marketing-summary of changes

	Change from 2008 to 2009
	Three Months Ended June 30,	Six Months Ended June 30,
Amortization	$2,738	$5,477
Employee related costs	1,237	2,502
Travel and entertainment cost	441	330
Marketing expenses	377	1,430
Various other expense	417	724

	$5,210	$10,463

During the three and six months ended June 30, 2009, the increase in sales and marketing expense was primarily driven by an increase in amortization expenses attributable to the amortization of intangible assets obtained from the acquisition of Vurv, a net headcount increase of 48 persons as compared to the same period in the prior year (including the addition of 22 former Vurv employees on July 1, 2008) and marketing expenditures

(including travel) related to tradeshows and demand generation efforts primarily related our Taleo Business Edition product. Additionally, various other expenses increased as a result of the acquisition of Vurv and the overall expansion of our operations. We expect sales and marketing cost to remain constant in terms of dollars for the remainder of the year.

Research and development—summary of changes

	Change from 2008 to 2009
	Three Months Ended June 30,	Six Months Ended June 30,
Employee related costs	$1,293	$2,380
Software support	(147)	(342)
Various other expense	367	931

	$1,513	$2,969

During the three and six months ended June 30, 2009, the increase in research and development expense was primarily driven by a net headcount increase of 71 persons as compared to the same period in the prior year (including the addition of 38 former Vurv employees on July 1, 2008) and an increased use of offshore third party providers of outsourced development. These development cost increases were partially offset by cost savings resulting from product release costs incurred in the first half of 2008, but not in the first half of 2009. Additionally, various other expenses increased as a result of the acquisition of Vurv and the overall expansion of our operations. We expect research and development cost to increase in absolute dollars for the remainder of the year.

General and administrative—summary of changes

	Change from 2008 to 2009
	Three Months Ended June 30,	Six Months Ended June 30,
Employee related costs	$317	$929
Consultants / temporary help	90	831
Audit	(254)	(59)
Bad debt reserve	(57)	428
Foreign currency loss	60	730
Various other expense	340	678

	$496	$3,537

During the three and six months ended June 30, 2009, the increase in general and administrative expense was primarily driven by a net headcount increase of 28 persons as compared to the same quarter in the prior year (including the addition of 13 former Vurv employees). The outside consulting and temporary help expense increase resulted from the evaluation of our historical revenue practices associated with the restatement reflected in our annual report on Form 10-K/A for the period ended December 31, 2008. Audit fees decreased during the three and six months ended June 30, 2009 primarily due to a change in the methodology for recording fees associated with the year-end audit. In prior years we recognized annual audit fees ratably over the year; however we now record the expense in the quarter which the work is performed. Additionally annual audit fees decreased for 2009. These decreases were partially offset by audit fees related to the evaluation of our historical revenue practices associated with the restatement reflected in our annual report on Form 10-K/A for the period ended December 31, 2008. For the six months ended June 30, 2009, bad debt expense increased primarily from at-risk receivables associated with legacy Vurv customers while for the three months ended June 30, 2009 bad debt expense decreased as a result of reduced exposure compared to the same period in 2008. Various other expenses increased primarily from new headcount and expansion of our operations including the acquisition of Vurv on July 1, 2008. We expect general and administrative cost to increase in absolute dollars for the remainder of the year.

Contribution Margin—Operating Segments

	Three Months Ended June 30,		$ change	% change	Six Months Ended June 30,		$ change	% change
	2009	2008			2009	2008
	(In thousands)				(In thousands)
Contribution Margin(1)
Contribution margin—application	$23,361	$16,930	$6,431	38%	$46,344	$33,734	$12,610	37%
Contribution margin—consulting	(102)	1,557	(1,659)	(107)%	503	1,477	(974)	(66)%

Contribution margin—total	$23,259	$18,487	$4,772	26%	$46,847	$35,211	$11,636	33%

(1)	The contribution margins reported reflect only the expenses of the segment and do not represent the actual margins for each operating segment since they do not contain an allocation for selling and marketing, general and administrative, and other corporate expenses incurred in support of the line of business.

Application contribution margin increased primarily due to the increase in legacy Taleo product revenue and legacy Vurv product revenue. This increase was offset by a lower gross margin associated with legacy Vurv products and increases in product development expenses. The explanation for the change in consulting contribution margin is consistent with the explanation for the change in consulting gross profit.

Other income (expense)

	Three Months Ended June 30,		$ change	% change	Six Months Ended June 30,		$ change	% change
	2009	2008			2009	2008
	(In thousands)				(In thousands)
Interest income	$54	$518	$(464)	(90)%	$194	$1,296	$(1,102)	(85)%
Interest expense	(47)	(41)	(6)	15%	(88)	(86)	(2)	2%

Total other income, net	$7	$477	$(470)	(99)%	$106	$1,210	$(1,104)	(91)%

Interest income and interest expense

Interest income—The decrease in interest income is primarily attributable to a reduction in the overall cash balance resulting from the acquisition of Vurv in July 2008 and a lower average interest rate during the second quarter of 2009 compared to the same period in the prior year.

Interest expense—There was no significant change in interest expense during the second quarter of 2009 compared to the same period in the prior year.

Benefit from income taxes

	Three Months Ended June 30,		$ change	% change	Six Months Ended June 30,		$ change	% change
	2009	2008			2009	2008
	(In thousands)				(In thousands)
Benefit from income taxes	$(1,396)	$(169)	$(1,227)	726%	$(1,160)	$(472)	$(688)	146%

The increase in income tax benefit at June 30, 2009 is due principally to the 2000 and 2001 Canadian income tax audit settlement which resulted in a tax benefit of approximately $1.3 million. The difference between the statutory rate of 34% and our quarterly effective tax rate ended June 30, 2009 of 110.6% on a loss before income taxes, which resulted in a benefit from income taxes, was due primarily to permanent differences related to non-deductible stock compensation expenses, the Canadian income tax audit settlement, state taxes and the utilization of acquired and operating net operating loss not previously benefited.

At June 30, 2009, we continue to maintain a valuation allowance against our remaining U.S. deferred tax assets since it was determined to be more likely than not these assets would not be realized. If, based on the operating results of 2009 and a review of the realizability of our deferred tax assets, we were to conclude that some or all of our deferred tax asset valuation allowance was not required, this would likely have a material impact on our financial results in the form of a benefit to the income tax rate. However, there can be no assurance that any reduction of our valuation allowance will actually occur until all requirements are achieved.

We provide for income taxes on interim periods based on the estimated effective tax rate for the full year. We record cumulative adjustments to tax provisions in the interim period in which a change in the estimated annual effective rate is determined. The effective tax rate calculation does not include the effect of discrete events that may occur during the year. The effect of these events, if any, is reflected in the tax provision for the quarter in which the event occurs and is not considered in the calculation of our annual effective tax rate.

Liquidity and Capital Resources

At June 30, 2009, our principal source of liquidity was a net working capital balance of $32.9 million, including cash and cash equivalents totaling $62.0 million.

	Six Months Ended June 30,		$ change	% change
	2009	2008
	(In thousands)
Cash provided by operating activities	$16,452	$19,142	$(2,690)	(14)%
Cash used in investing activities	(5,130)	(3,415)	(1,715)	50%
Cash provided by financing activities	742	2,830	(2,088)	(74)%

Net cash provided by operating activities was $16.5 million for the six months ended June 30, 2009 compared to $19.1 million for the six months ended June 30, 2008. Consistent with prior periods, cash provided by operating activities has historically been affected by revenues, changes in working capital accounts, particularly changes in deferred revenue, customer deposits and add-backs of non-cash expense items such as depreciation and amortization, and the expense associated with stock-based awards. Specifically, stock-based compensation expense for the six months ended June 30, 2009 was $5.1 million versus $5.5 million during the six months ended June 30, 2008. This decrease was the result of fully vesting stock options exceeding new stock option and restricted stock grants in 2009. Additionally, depreciation and amortization expense increased by $8.9 million in the first six months of 2009 compared to the same period in the previous year primarily due to the addition of intangible assets associated with the acquisition of Vurv in July 2008. The change in accounts receivable increased due to an increase in billings compared to the same period in 2008, however we continue to emphasize cash collections. The change in deferred revenue decreased in the current period due to fluctuations resulting from the mix of annual and quarterly application billings combined with the timing of billings and the timing of the application revenue recognized associated with those contracts. The change in accounts payable and accrued liabilities decreased in the current period due to payments associated with liabilities incurred in prior periods related to our revenue restatement and purchases under the Employee Stock Purchase Plan which occurred in May 2009.

Net cash used in investing activities was $5.1 million for the six months ended June 30, 2009 compared to net cash used in investing activities of $3.4 million for the six months ended June 30, 2008. This increase between periods was due to the increase in acquisition of property plant & equipment over the prior year as we took advantage of favorable equipment pricing extended by our vendors.

Net cash provided by financing activities was $0.7 million for the six months ended June 30, 2009, compared to net cash provided by financing activities of $2.8 million for the six months ended June 30, 2008. This decrease was primarily due to an increase of cash used for payments of capital lease obligations of $0.6 million as compared to the previous year as a result of capital assumed with the acquisition of Vurv and, a decrease in stock exercises and treasury stock acquired to settle employee withholding liability resulting primarily from the decrease in our stock price over the same period in the previous year.

We believe our existing cash and cash equivalents and cash provided by operating activities, together with the anticipated net proceeds of this offering, will be sufficient to meet our working capital and capital expenditure needs for at least the next twelve months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the timing and extent of spending to support product development efforts and expansion into new territories, the timing of introductions of new applications and enhancements to existing applications, the continuing market acceptance of our applications and the extent to which we acquire or invest in complementary businesses, products or technologies. To the extent that existing cash and cash equivalents, cash from operations and the net proceeds of this offering are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. We may enter into agreements or letters of intent with respect to potential investments in, or acquisitions of, complementary businesses, applications or technologies in the future, which could also require us to seek additional equity or debt financing. For example, we will be obligated to pay up to $16 million in connection with our proposed acquisition of WWC in the first quarter of 2010, if the transaction closes as anticipated. Additional funds may not be available on terms favorable to us or at all.

Contractual Obligations

Our principal commitments consist of capital leases, obligations under leases for office space, operating leases for computer equipment and for third-party facilities that host our applications. Our commitments to settle contractual obligations in cash under operating leases and other purchase obligations has not changed significantly from the “Contractual Obligations” table included in our Annual Report on Form 10-K/A for the year ended December 31, 2008 except for the following agreements entered into during the first six months of 2009:

On March 12, 2009, we extended the lease of Quebec, Canada facility to December 31, 2012. Payments related to this operating lease total $1.1 million over the term of the lease.

On May 31, 2009, the Company entered into an amendment to its software license and maintenance agreement for database software to be used in the production environment. This amendment requires total payments of approximately $5.4 million over the next two years. Of the $5.4 million total payments, $2.0 million has been capitalized in property plant and equipment and will be amortized over the next five years.

Legal expenditures could also affect our liquidity. We are regularly subject to legal proceedings and claims that arise in the ordinary course of business. See Note 8, “Commitments and Contingencies” of the Notes to Condensed Consolidated Financial Statements in our Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2009. Litigation may result in substantial costs and may divert management’s attention and resources, which may seriously harm our business, financial condition, operating results and cash flows.

BUSINESS

Overview

We are a leading global provider of on-demand unified talent management software solutions. Our goal is to help our customers improve business results through better talent management. We offer recruiting, performance management, compensation management, internal mobility, onboarding, analytics and other software solutions that help our customers attract and retain high quality talent, more effectively match workers’ skills to business needs, reduce the time and costs associated with manual and inconsistent processes, ease the burden of regulatory compliance, and increase workforce productivity through better alignment of workers’ goals and career plans with corporate objectives. In addition, our solutions are highly configurable, which allows our customers to implement talent management processes that are tailored to accommodate different employee types (including professional and hourly), in different locations, business units and regulatory environments.

We deliver our solutions on-demand as a service that is accessed through an Internet connection and a standard web browser. Our solution delivery model, also called software-as-a-service or SaaS, eliminates the need for our customers to install and maintain hardware and software in order to use our solutions. We believe our SaaS model significantly reduces the time, cost and complexity associated with deployment of traditional, on-premise software solutions, and generally offers a lower upfront and total cost of ownership than traditional software solutions. We offer our solutions as a subscription-based service for which our customers pay a recurring annual or quarterly fee during the subscription term.

We market Taleo Enterprise, our suite of talent management solutions for larger, more complex organizations, through our direct sales force and indirectly through our strategic partners. We market Taleo Business Edition, our suite of talent management solutions for smaller, less complex organizations, primarily through our inside sales team and Internet marketing efforts. As of June 30, 2009, our customer base included over 4,100 customers worldwide. Our customer base ranges in size from large, global organizations, including 46 of the Fortune 100 and 151 of the Fortune 500, to small, private companies with few employees.

The Talent Management Market

Talent management encompasses multiple complex processes with interconnected elements that together play a vital role in helping customers attract, develop, motivate and retain human capital to more effectively execute on key business objectives. Most organizations no longer view human capital solely as an expense to be minimized, but instead as an asset to be developed and optimized. We believe that much of the value of modern, innovative organizations resides in their human capital. This shift in thinking and focus regarding the drivers of the value of human capital has mirrored the evolution of talent management from a manual, paper-based practice to a technology-enabled, organization-wide strategic business initiative.

We believe the ability to attract, develop, retain, compensate and manage talent wisely is a pressing need in any economic environment. According to the January 2009 survey by the Bureau of Labor Statistics, the annual rate for voluntary and involuntary employee terminations in 2008 was 40.4%. We believe the continual need to replace such a meaningful percentage of the workforce creates a significant cost burden, productivity drain and business execution risk for most companies. In certain segments of the employment market, demographics are also driving an increased focus on talent management. For example, the U.S. Office of Personnel Management projects that 60.2% of full-time, government-wide permanent employees as of October 1, 2008 will be eligible for retirement by 2018, with 35.3% of such employees projected to retire by that time. We believe trends such as these illustrate the growing need for organizations to actively manage their human capital with a comprehensive talent management solution.

To increase their return on investment in human capital, organizations now understand the need to systematically focus on measures such as quality of hire, time-to-productivity, internal employee mobility, employee retention, employee engagement, employee contribution and pay for performance. Systematically pursuing these goals requires the comprehensive, unified view of talent management that our solutions provide.

These factors combine to produce a market for talent management solutions that is large and growing.

Our Software-as-a-Service Delivery Model

Our on-demand, software-as-a-service, delivery model enables our proprietary software solutions to be implemented, accessed and used by our customers remotely through an Internet connection, a standard web browser and a variety of other access points such as smart phones, hand-held devices, and productivity tools, like Microsoft Outlook. Our solutions are hosted and maintained by us, thus eliminating for our customers the time, risk, headcount and costs associated with installing and maintaining applications within their own information technology infrastructures. As a result, we believe our solutions require less initial investment in third-party software, hardware and implementation services, and have lower ongoing support costs than traditional enterprise software. The SaaS model also allows advanced information technology infrastructure management, security, disaster recovery and other best practices to be leveraged by smaller customers that might not otherwise be able to implement such practices in their own information technology environments. Our SaaS delivery model also enables us to take advantage of operational efficiencies. Since updates and upgrades to our solutions are managed by us on behalf of our customers, we are able to implement improvements to our solutions in a more rapid and uniform way. As a result, we are required to support fewer old versions of our solutions. This allows our development resources to focus more effort on innovative new products.

We believe our SaaS delivery model, coupled with our subscription-based license model, effectively replaces the large, front-loaded cost, typical of most traditional enterprise software deployments, with a lower risk, pay-as-you-go model. We believe the SaaS model is well suited to the talent management market in which we operate.

Our Products

We offer two suites of talent management solutions: Taleo Enterprise and Taleo Business Edition. Taleo Enterprise is designed for larger, more complex organizations. Our Enterprise solution provides support for unified, end-to-end talent management processes ranging from sourcing, recruiting and onboarding to performance management, goals management, development planning and succession planning. Since September 2008, we have also offered compensation management through an alliance with Worldwide Compensation, Inc. (“WWC”). In September 2009, we entered into an amended merger agreement to acquire WWC. Taleo Business Edition is designed for smaller, less complex organizations, stand-alone departments and divisions of larger organizations, and staffing companies. Taleo Business Edition supports recruiting, onboarding and performance management. Our solutions are designed to address multiple worker types, including professional and hourly, with support for multiple languages as well as differing geographic and cultural requirements.

Our solutions are accessed through intuitive role-specific user interfaces, which allows only the content and functionality relevant to a specific user—whether a candidate, current employee, corporate recruiter, agency, line manager or system administrator—to be easily accessed by that user. The candidate-facing portions of Taleo Enterprise solutions are available in 27 languages. Taleo Business Edition is currently available in 4 languages.

Taleo Enterprise

Taleo Enterprise includes two distinct product sets, Taleo Recruiting and Taleo Performance, built on a common platform.

Taleo Recruiting

Taleo Recruiting consists of a core solution offering that enables organizations to manage the recruitment process for professional and hourly job seekers, including attracting and evaluating candidates and existing employees, matching skills against job opportunities and managing candidate relationships. Taleo Recruiting provides a configurable career site through which job seekers may view and apply for open positions or submit a profile for future opportunities, which enables many-to-many matching of job seekers against available job opportunities, and includes the ability to structure variable workflows for different types of job seekers (including new college graduates) in different locations and regulatory environments. Taleo Recruiting also allows organizations to directly link with third party staffing agencies and provides tools to help streamline agency management and optimize agency spend. The additional modules that we offer to complement our core Taleo Recruiting product offerings include the following:

Taleo Assessment™ enables organizations to make assessment tests part of their online application and selection process, and automatically incorporates assessment results into the candidate’s profile.

Taleo Onboarding™ automates activities related to onboarding newly hired employees in order to streamline the transition from candidate to productive new employee while reducing paperwork and improving compliance.

Taleo Scheduling Center™ enables self-service candidate scheduling for interviews.

Taleo TalentReach™ provides candidate relationship management, or CRM, tools and advanced search and sourcing tools to enable organizations to reach hard-to-find talent and build a strong talent pipeline. The module is provided pursuant to a reseller arrangement with AIRS Human Capital Solutions, Inc., or AIRS, and is developed and hosted by AIRS.

Taleo Performance

Taleo Performance consists of four core solution offerings that enable larger, more complex organizations to better align internal advancement with corporate objectives, develop career plans to increase retention and address succession. Our four core Taleo Performance solution offerings are:

Taleo Development Planning™ helps employees and managers create focused and dynamic career and development plans to improve individual performance and increase retention.

Taleo Goals Management™ helps clients to better manage business outcomes by automating the creation, alignment and monitoring of organizational goals.

Taleo Performance Management™ provides tools to help transform traditional employee assessment from an annual event to an ongoing, business-driven, evaluation and process improvement tool.

Taleo Succession Planning™ provides access to a complete view of available, qualified talent and helps identify the best candidates to deliver on business goals.

Talent Management Platform Modules

Our talent management platform features and modules may be used in combination with the Taleo Recruiting and Taleo Performance product suites. These features and modules help organizations gain strategic visibility across all of their talent management solutions and integrate our products to other systems.

Taleo Analytics™ gives customers a tool to gain strategic insights into their talent management practices through the metrics configuration tool standard analytics dashboards, and dashboard authoring tools.

Taleo Anywhere™ provides access to Taleo through many alternative platforms, such as devices like Blackberry, smartphones, common productivity tools like Microsoft Outlook and browsers like Internet Explorer, and through alternate Web 2.0 means such as RSS feeds.

Taleo Connect™ uses a services-oriented integration framework to enable self-service configuration as well as Taleo-managed integrations between our solutions and other systems.

Taleo Passport™ offers pre-built integrations with certified solution partners for background checks, assessments, tax credit screening and more.

Taleo Reporting™ offers tools to measure, analyze and optimize organizations’ talent processes with standard reports and advanced report writing tools.

Taleo Business Edition

Taleo Business Edition includes two distinct product sets, Taleo Recruit and Taleo Perform, built on a common platform.

Taleo Recruit™ facilitates an organization’s employee recruiting process. Taleo Recruit offers three service options that enable small businesses to acquire talent. The user interface allows users to create a customer specific talent management system with configurable objects, fields, layouts, views, workflow, reports and integration. Our Taleo Business Edition service options are:

Taleo Business Edition—Standard™ makes all the functionality of the Personal service offering available to recruiting departments and teams. Additional features include interview management and agency access.

Taleo Business Edition—Plus™ offers a comprehensive hiring management suite to help organizations manage their entire staffing operations, including applications for candidate and requisition management, account and contact management, careers website management, employee referrals management and reporting and analysis.

Taleo Business Edition—Premium™ contains all the benefits of Taleo Business Edition Plus, and, in addition, provides up to 250 custom fields, custom “ad-hoc” reporting, multiple career websites and application forms and local time zone and other local settings.

Taleo Perform™ allows companies to define and monitor the full employee review cycle. Managers can initiate the review process and support employee self appraisals, manager assessments, and multi-rater reviews. Our goals management module allows managers to establish quantitative and qualitative employee goals, and align employee goals to broader company goals. A secure employee portal enables employees to submit self-assessments online and provides access to basic employee data, company messaging, assigned goals, and performance reviews.

Our Growth Strategy

Our objective is to become the leading global provider of unified talent management solutions. Key elements of our strategy include:

Extending our technology leadership. We believe we have established advanced technological capabilities and competitive advantages through our component-based and service oriented architectures. Our advanced technologies have enabled us to develop our solutions on a common and native talent management platform. We intend to leverage our experience and our internal and third-party development resources to continue to develop our technology platform, infrastructure and applications to capitalize on new technologies and methodologies, such as Web 2.0 design principles, to capitalize on the talent management market opportunity. For example, Taleo 10, the latest version of our talent management solutions, includes a new, streamlined Web 2.0 user interface and greater mobile accessibility options, among other new features. We expect Taleo 10 to be generally available in the fourth quarter of 2009.

Expanding our solution offerings. We plan to continue to expand our suite of talent management solutions to deliver additional functionality that we can sell to our customer base and to new customers. We will continue this expansion through our internal development initiatives and we may also pursue strategic acquisitions. For example, in September 2009, we entered into an amended merger agreement to acquire the remaining capital stock that we do not already own of Worldwide Compensation, Inc., a provider of compensation management solutions, as part of a broader strategy to provide solutions for compensation management and incentive compensation in particular. We plan to offer compensation management solutions to larger, more complex organizations as part of our Taleo Enterprise suite of solutions and to smaller, less complex organizations through our Taleo Business Edition suite of solutions. We expect compensation management for Taleo Business Edition to be available in the fourth quarter of 2009.

Expanding our target market opportunity. We intend to continue to expand and better serve our potential customer base by tailoring solutions and service offerings to meet the needs of specific vertical markets, government entities and mid-sized businesses of varying complexities, in addition to our existing solutions and service offerings for larger, global enterprises and smaller organizations. We also intend to implement marketing campaigns targeted to the needs and requirements of each of these segments of the talent management market. In the short term, we intend to continue our efforts to gain market share among organizations with between 5,000 and 13,000 employees, an initiative we refer to as Taleo Edge, and to gain market share in the government market.

Expanding our multinational customer base. We believe the increasing globalization of large organizations provides us with substantial opportunities to capitalize on our leadership in global deployments. We intend to expand our efforts to deploy our solutions to more organizations that are based outside of North America. We also intend to continue to enhance our multinational functionality and to expand our investment in our international operations to support organizations of all sizes globally.

Expanding adoption of the Taleo Talent Grid. In September 2009, we launched the Taleo Talent Grid, a set of three online exchanges that provides a forum for our customers, solution partners and job seekers to share information, best practices and innovative solutions to common problems. The Talent Grid includes: (1) the Knowledge Exchange, an online social networking community that facilitates our customers’ ability to share and discuss talent management topics, product ideas and best practices in a quick social manner; (2) the Solution Exchange, an online exchange that allows our customers to explore, evaluate, demo and compare the products and services of our network of pre-integrated alliance partners (including sourcing, compliance, assessment, learning, tax credit screening, background checks and other technologies) in order to extend the value of their Taleo investments; and (3) the Talent Exchange, an opt-in marketplace where job seekers and employers can be connected to match job opportunities to a job seeker’s universal profile. The Talent Grid is accessible as a convenient extension of our on-demand talent management software. We intend to continue to encourage adoption of the Talent Grid to enhance the value of our solutions to our customers and make our solutions more difficult to replace.

Technology

Our Software Applications

Our Taleo Enterprise solutions reside on a common technology platform. Our component-based platform includes reporting and analytics capabilities, self-service integration and configuration tools, our proprietary method for contextualizing the user experience based upon a variety of organizational, location and job function attributes (which we refer to as our SmartOrg feature), the Talent Master Structured Data Platform (described in further detail below), and global language and currency capabilities. Because Taleo Recruiting and Taleo Performance share a common, native platform, we can provide clients superior interoperability between applications and a unified view of all talent management information. The self-service tools and SmartOrg make our solutions configurable for complex operations, giving companies enterprise-wide data and process consistency while being able to adapt the solution locally according to the organization, location, applicable laws, local staffing model, types of hires and internal mobility requirements.

The Talent Master Structured Data Platform maintains all employee, candidate, job and performance data elements required by our solutions. The data structure within the Talent Master Structured Data Platform includes information on skills, competencies, experience, behaviors and level of interest in a skill or competency that can be matched precisely to job requirements and business plans. The Talent Master Structured Data

Platform enables organizations to inventory and search the skills of their external candidates and current employees in a common format to help managers and recruiters to decide between internal and external hires for new business initiatives, measure skills gaps in the existing workforce and prepare succession plans using both internal and external talent profiles.

Our Taleo Enterprise software applications are written in Java and use Oracle as the relational database management system.

Our Taleo Business Edition solutions reside on a common technology platform that is separate from the Taleo Enterprise platform. The Taleo Business Edition platform enables us to deliver superior usability and functionality focused on small and medium businesses, and allows for predictive modeling throughout the talent management lifecycle. Self-service tools within the platform provide standard and custom reporting and the ability to configure all Taleo Business Edition modules. The common platform also allows users to localize language and currency across the modules and within the configurable career websites and employee portals. It exposes all data through a standard open web service for integration, allowing customers to integrate Taleo Business Edition with any third party software application that accepts such standard protocols. These self -service configuration and integration tools, together with pre-configured templates for specific industry verticals, enable our small and midsize customers to use Taleo Business Edition for both simple and complex talent management operations.

Our Taleo Business Edition software applications are written in Java and use Microsoft SQL Server® as the relational database management system.

Our On-Demand Infrastructure

Our technology infrastructure is designed to achieve high levels of security, scalability, performance and availability. We use commercially available hardware in our data centers. Our software and hardware architecture runs on the Linux operating system and uses some proprietary and commercially available software as well as open-source software components for enhanced reliability and a scalable and secure computing environment which can accommodate exponential transaction load increases. Our secure Internet facing infrastructure includes load balancing and secure socket layer offloading devices, anti-virus appliances and technology that allows us to detect and prevent unauthorized access. Our tiered and virtualized application architecture specializes systems and application functions on dedicated servers for web, application, search, reporting, computing utilities, database and storage services. Each server tier is designed with redundancy, which allows us to extend systems and application capacity and availability on demand. All of our equipment and systems are remotely operated, monitored and managed by our personnel working on a 24/7 schedule. Key production technology specialists are also on call at all times on a rotating basis. Our monitoring technology uses industry leading system monitoring and performance monitoring tools and we have also developed our own customized monitoring tools for added insight into the performance and availability of our systems.

We provide a highly secure computing environment as well as high application availability. Each customer is provided with its own secure application instance (which we refer to as a Zone). Each customer Zone includes its own logical and physical database schema, text translation management, configuration settings, tools for custom reporting and defining custom integration processes. Customers share infrastructure at all levels. The scalable design of the software and hardware infrastructure allows us to deploy customer Zones horizontally across any number of servers and load balance user sessions to ensure continuous availability and high performance of applications. Our business continuity measures include daily incremental database backups to disk with recovery capabilities in any of our datacenters and weekly automated tape backups, which we store off-site on encrypted tapes with a secure third party provider.

We currently deliver our solutions from nine data centers that host the applications for all of our customers.

The Taleo Enterprise platform is hosted from three facilities: a U.S. facility leased from Equinix, Inc. in San Jose, California, a U.S. facility leased from Internap Network Services Corporation in New York City, New York

and a Netherlands data center facility also leased from Equinix in Amsterdam. Internet bandwidth and access is provided by Internap in the two U.S. facilities and by Equinix in the Netherlands.

The Taleo Business Edition is hosted through two U.S. facilities: a facility located in San Jose, California and operated via a managed services arrangement and a facility located in San Francisco, California to host the legacy Vurv product for small and medium-sized organizations. Opsource, Inc. provides hardware, internet bandwidth, and access in the San Jose, California hosting facility through the managed services arrangement.

The Vurv legacy enterprise recruiting product is hosted through four facilities: a facility located in Jacksonville, Florida in the U.S., a facility located in Atlanta, Georgia in the U.S., a facility located in London, England and a facility located in Sydney, Australia. Internet bandwidth and access for the Vurv legacy enterprise recruiting product is provided by Peak 10 in the Florida facility, Adapt PLC in the England facility, and Conexim Australia Pty Ltd in the Australia facility.

Over time we expect to consolidate several of the data centers hosting Vurv legacy products into existing data centers hosting the Taleo Enterprise platform.

Each location provides highly secure 24/7 manned facilities with cage environments, redundant power and cooling systems with on-site backup power generators, multi-layered access using access card/PIN code for authentication.

Professional Services

Our professional services organization leverages our consultants’ and educators’ domain expertise and our proprietary methodologies to provide implementation services, solution optimization services, technical services and training services that help our customers maximize their return on investment. We also subcontract or refer consulting engagements or portions of consulting engagements to our third-party implementation partners from time to time.

Taleo Services Methodologies

We have developed methodologies that enable us to accelerate the deployment of our solutions across a variety of industries and talent management environments:

Taleo Implementation Methodology. Working with Fortune 500 companies, we developed methods to optimize critical business processes, while maintaining the integrity of our customers’ business drivers. The Taleo Implementation Methodology addresses specific staffing and performance management processes for position management, requisition management, candidate management, collaborative workflow, new hire on-boarding review, performance appraisals, goals management, career management and succession planning. Our Taleo Enterprise consultants work with our customers to implement our solutions by mapping solution workflows and best practices to the organization’s structure, business requirements, and processes, and ultimately configuring a skills-based platform for complete talent management configured uniquely for each customer.

Talent Practices Knowledge Base. Our talent practices knowledge base (which we call “Green Pages”) enables us to understand an organization’s overall talent management environment, including internal and external business drivers, talent management models, hire types and talent management processes and to recommend best practices to optimize talent management processes. Green Pages is a searchable database of descriptions of the complex enterprise talent management challenges faced within different industries and geographies. Green Pages also provides specific details of the solutions our consultants implemented to address these challenges, and the results obtained. This knowledge base reflects years of talent management experience across a wide variety of industries. Our consultants use the collective data from our knowledge base to help our new customers solve their complex talent management challenges, and to help our existing customers hone their talent management practices and processes.

Implementation Services

Our Taleo Enterprise implementation services begin with a complete evaluation of a customer’s current talent management practices. Services include process definition, to determine the configuration of the solutions, and integration with existing applications to fit each organization’s dynamic business requirements. We have a dedicated project management office that equips our consultants with a library of toolkits, forms, training documentation and workshop templates. The project management office also audits active customer engagements quarterly to help ensure consistent quality.

Solution Optimization and Expansion

We provide ongoing solution optimization and expansion services to help our customers achieve desired results in quality improvement, increased productivity, cost savings and operational effectiveness after the initial deployment of our solution. We work with our customers to measure improvement in their talent management processes and we modify and expand configuration of our solutions to increase their effectiveness, when necessary. In collaboration with customer project leaders, we establish an ongoing process for continual evolution and solution optimization. Using this process, our customers can promote best practice usage and end user adoption after our solutions have been deployed.

Technical Services

We offer comprehensive technical services to help our customers integrate our solutions with other third-party solutions within our customers’ system portfolios. Many of our Taleo Enterprise clients leverage our technical expertise to assist with technical engagements such as data conversion, ongoing data interfaces, single sign-on for internal users, third-party integration and technical readiness assessments. We also provide services to identify and develop reports and dashboards using our advanced reporting technology. We work with our clients in various ways, from knowledge transfer to help them better use our self-service technology, to full-service, on-site implementation projects.

Training

Through Taleo University, we offer a full range of educational services to foster customer self-sufficiency. These services include: pre-deployment classroom training, train-the-trainer programs, system administrator training, post-deployment specialty training, upgrade training and a full catalogue of interactive, self-study eLearning/web-based training courses. We also offer a variety of training tools to drive user adoption, including solution user manuals, process user guides, feature training exercises, a self-service website for training scheduling and registration, post-training assessment and certification, and both synchronous and asynchronous web-based training options for remote users. Our solutions are designed to meet the requirements of customers of various sizes, and we measure all training engagements for quality and customer satisfaction.

Customer Support

Our global customer support organization provides both proactive and customer-initiated support. We deliver our multilingual technical assistance via telephone, e-mail and our web-based customer care portal, 24 hours a day, seven days a week. Our customer support organization tracks all customer support requests and reports the status of these requests to the user through our customer support portal, enabling users to know the status of their support requests, the person responsible for resolving them, and the targeted timing and process for resolution. Our senior executives review customer satisfaction reports and support and response metrics and take action when necessary to ensure that we maintain a high level of customer satisfaction.

Customers

As of June 30, 2009, our customer base included over 4,100 customers worldwide, including 46 of the Fortune 100. We market our Taleo Enterprise solutions to larger, more complex organizations, typically with more than 5,000 employees. We market our Taleo Business Edition solutions to smaller, less complex organizations, typically with fewer than 5,000 employees. Our customers include organizations in the business services, consumer goods, energy, financial services, healthcare, manufacturing, technology, transportation, government and retail sectors, and range in size from smaller, private companies to large, global corporations with more than 300,000 employees. No single customer has accounted for more than ten percent of our revenue or accounts receivable in any of the last three years.

Sales and Marketing

We sell subscriptions to our solutions through our global direct sales force and through our strategic partners. Our direct sales organization has field sales professionals in metropolitan areas throughout the United States, Canada, Europe, Australia and Singapore. Our Taleo Enterprise direct sales force consists of regional sales managers, solutions consultants and business development representatives that sell our solutions to new customers. We also maintain a separate team of account executives that focuses on renewing and selling new solutions and services to existing Taleo Enterprise customers. In addition, we have developed partnerships and direct sales relationships with business process outsourcing, or BPO, human resources outsourcing, or HRO, and recruitment process outsourcing, or RPO, providers. Our BPO, HRO and RPO partners use our solutions to manage talent management for their customers as part of their broader human resource offerings. Our Taleo Business Edition offerings are sold primarily through an inside sales team and through our website.

Our marketing programs are designed to increase awareness of our solutions within our target markets and enhance the perception of our brand. Our marketing initiatives include market research, product and strategy updates with industry analysts, public relations activities, web marketing, direct mail and relationship marketing programs, seminars, industry specific trade shows, speaking engagements and cooperative marketing with customers and partners. Our marketing team generates qualified leads and provides programs for prospects and customers that build awareness and generate demand for our existing solutions as well as new products and services. Our marketing department also produces materials that include brochures, data sheets, white papers, presentations, demonstrations, and other marketing tools on our corporate website. We also generate awareness through electronic and print advertising in trade magazines, websites, search engines, seminars, and direct customer and partner events.

Research and Development

Our research and development organization consists of product management and development employees. Our research and development organization is primarily located in Quebec City, Canada and Jacksonville, Florida. We also have development staff in Dublin, California and other locations. We use independent development firms or contractors for portions of our development related work, with current research and development efforts occurring in Budapest, Hungary, and Kiev, Ukraine. Our development methodology allows us to implement flexible development cycles that result in more timely and efficient delivery of new solutions and enhancements to existing solutions. We focus our research and development efforts on improving and enhancing our existing solution offerings as well as developing new solutions. The responsibilities of our research and development organization include product management, product development, and software maintenance. We allocate a portion of our research and development budget to the development of our technology platform, including our Talent Master Structured Data Platform (discussed above) and the platform underlying the configuration capabilities of our solutions (what we refer to as Configurable Staffing Process Platform). Our research and development expenditures, net of tax credits we received from the Government of Quebec, are expensed as incurred and totaled $31.0 million, $23.2 million and $19.7 million in 2008, 2007 and 2006 respectively.

Competition

The market for talent management solutions is highly competitive and rapidly evolving. We believe that the principal competitive factors in this market include:

•	product performance and functionality;

•	breadth and depth of functionality;

•	ease of implementation and use;

•	security and data privacy;

•	ability to integrate with third-party solutions;

•	scalability and reliability;

•	company reputation; and

•	price.

We believe that we compete favorably with respect to these factors. Our Taleo Enterprise solution competes with enterprise resource planning software from vendors such as Oracle Corporation and SAP AG, and also with products and services from vendors such as ADP, Authoria, Cezanne, Cornerstone OnDemand, Halogen Software, HRSmart, Jobpartners, Kenexa, Kronos, Peopleclick, Pilat, Plateau, Saba, Salary.com, Stepstone, SuccessFactors, SumTotal Systems, Technomedia, TEDS, Workday, and Workstream. Our Taleo Business Edition solution competes primarily with Bullhorn, Halogen Software, HireDesk from Talent Technology Corporation, iCIMs, KMS Software Company, Monster.com from Monster, OpenHire from SilkRoad Technology, SuccessFactors and Virtual Edge from ADP.

Our current and potential competitors include large, multi-national companies who have a larger installed base of users, longer operating histories, greater name recognition and substantially greater technical marketing and financial resources. In addition, we compete with smaller companies who may adapt better to changing conditions in the market. Our competitors may develop products or services that will be superior to our products, or that will achieve greater market acceptance.

Intellectual Property

Our success is dependent in part on our ability to protect our proprietary technology. We rely on a combination of trademark, copyright and trade secret laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our proprietary technology, services methodology and brand. We have registered trademarks for certain of our products and services and will continue to evaluate the registration of additional trademarks as appropriate. We also enter into confidentiality and proprietary rights agreements with our employees, consultants and other third parties and control access to software, documentation and other proprietary information. However, we do not have any issued patents, we have one pending patent, and existing copyright laws afford only limited protection.

Despite our efforts to protect our intellectual property, it may be possible for unauthorized third parties to copy certain portions of our products or to reverse engineer or otherwise obtain and use our proprietary information. In addition, we cannot be certain that others will not develop substantially equivalent or superior proprietary technology, or that equivalent products will not be marketed in competition with our products, thereby substantially reducing the value of our proprietary rights. Furthermore, confidentiality agreements between us and our employees or any license agreements with our clients may not provide meaningful protection of our proprietary information in the event of any unauthorized use or disclosure of it. In addition, the laws of certain countries do not protect our proprietary rights to the same extent as do the laws of the United States. Accordingly, the steps we have taken to protect our intellectual property rights may not be adequate and we may not be able to protect our proprietary software in the United States or abroad against unauthorized third party copying or use, which could significantly harm our business.

In addition, we license third-party technologies that are incorporated into some elements of our services. Licenses from third-party technologies may not continue to be available to us at a reasonable cost, or at all.

Taleo is a registered trademark in the United States, European Union, Australia, Canada and Singapore and in various other jurisdictions.

Employees

As of June 30, 2009, we had 937 employees. None of our employees is represented by a collective bargaining agreement and we have never experienced a strike or similar work stoppage. We consider our relationship with our employees to be good.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A common stock as of June 30, 2009, and after the sale of shares in this offering, by:

•	each person (or group of affiliated persons) who is known by us to own beneficially more than 5% of our Class A common stock;

•	each of our non-employee directors;

•	each of our named executive officers; and

•	all current directors and executive officers of Taleo as a group.

The number and percentage of shares beneficially owned is determined under rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of June 30, 2009, through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned. Percentage beneficially owned is based on 31,554,778 shares of Class A common stock outstanding on June 30, 2009. Unless otherwise indicated in the table, the address for each listed person is c/o Taleo Corporation, 4140 Dublin Boulevard, Suite 400, Dublin, California 94568.

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering
	Number	%	Number	%
5% Stockholders:
FMR LLC(1) 82 Devonshire Street Boston, Massachusetts 02109	3,279,301	10.4	3,279,301	8.6

Fred Alger Management(2) 111 Fifth Avenue New York, New York 10003	2,356,000	7.5	2,356,000	6.2

T. Rowe Price Associates, Inc.(3) 100 E. Pratt Street Baltimore, Maryland 21202	3,067,538	9.7	3,067,538	8.1

Non-Employee Directors:
Gary Bloom(4)	39,366	*	39,366	*
Patrick Gross(5)	46,901	*	46,901	*
Eric Herr(6)	89,218	*	89,218	*
Greg Santora(7)	38,641	*	38,641	*
Jeffrey Schwartz(8)	61,385	*	61,385	*
Jeffrey Stiefler(9)	23,916	*	23,916	*
Michael Tierney(10)	889,036	2.8	889,036	2.3

Named Executive Officers:
Michael Gregoire(11)	555,516	1.7	555,516	1.4
Katy Murray(12)	62,299	*	62,299	*
Guy Gauvin(13)	54,869	*	54,869	*
Neil Hudspith(14)	124,733	*	124,733	*
Jeffrey Carr	18,589	*	18,589	*
All directors and current executive officers as a group (11 persons) (15)	1,985,880	6.2	1,985,880	5.1

*	Represents less than 1%.
(1)	This information was obtained from a filing made with the SEC pursuant to Section 13(g) of the Exchange Act on June 10, 2009.
(2)	This information was obtained from a filing made with the SEC pursuant to Section 13(g) of the Exchange Act on July 10, 2009.
(3)	This information was obtained from a filing made with the SEC pursuant to Section 13(g) of the Exchange Act on April 9, 2009.
(4)	Includes 16,667 shares subject to options that are exercisable within 60 days of June 30, 2009 and 10,880 restricted stock shares which may be reacquired by the company within 60 days of June 30, 2009.
(5)	Includes 22,667 shares subject to options that are exercisable within 60 days of June 30, 2009 and 10,864 restricted stock shares which may be reacquired by the company within 60 days of June 30, 2009.
(6)	Includes 62,000 shares subject to options that are exercisable within 60 days of June 30, 2009 and 10,901 restricted stock shares which may be reacquired by the company within 60 days of June 30, 2009.
(7)	Includes 16,667 shares subject to options that are exercisable within 60 days of June 30, 2009 and 10,712 restricted stock shares which may be reacquired by the company within 60 days of June 30, 2009.
(8)	Includes 37,000 shares subject to options that are exercisable within 60 days of June 30, 2009 and 10,796 restricted stock shares which may be reacquired by the company within 60 days of June 30, 2009.
(9)	Includes 11,667 shares subject to options that are exercisable within 60 days of June 30, 2009 and 10,813 restricted stock shares which may be reacquired by the company within 60 days of June 30, 2009.
(10)	Includes 6,000 shares subject to options that are exercisable within 60 days of June 30, 2009 and 10,914 restricted stock shares which may be reacquired by the company within 60 days of June 30, 2009
(11)	Includes 399,419 shares subject to options that are exercisable within 60 days of June 30, 2009 and 115,000 restricted stock shares which may be reacquired by the company within 60 days of June 30, 2009.
(12)	Includes 3,230 shares subject to options that are exercisable within 60 days of June 30, 2009 and 42,500 restricted stock shares which may be reacquired by the company within 60 days of June 30, 2009.
(13)	Includes 36,250 shares subject to options that are exercisable within 60 days of June 30, 2009 and 3,750 restricted stock shares which may be reacquired by the company within 60 days of June 30, 2009.
(14)	Includes 55,625 shares subject to options that are exercisable within 60 days of June 30, 2009 and 50,000 performance share awards which vest within 60 days of June 30, 2009.
(15)	Includes 667,192 shares subject to options that are exercisable within 60 days of June 30, 2009, 283,380 restricted stock shares which may be reacquired by the company within 60 days of June 30, and 3,750 performance share awards which vest within 60 days of June 30, 2009. Excludes Mr. Carr, as he was no longer an executive officer as of June 30, 2009.

DESCRIPTION OF CAPITAL STOCK

Authorized and Outstanding Capital Stock

Our authorized capital stock consists of 150,000,000 shares of Class A common stock, $0.00001 par value, 4,038,287 shares of Class B common stock, $0.00001 par value, and 10,000,000 shares of undesignated preferred stock, $0.00001 par value.

Class A Common Stock

As of September 30, 2009, there were 31,863,843 shares of Class A common stock outstanding.

Holders of our Class A common stock are entitled to one vote per share on all matters to be voted upon by our stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, Class A common stockholders will be entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, our Class A common stockholders will be entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Class A common stockholders have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our Class A common stock.

Class B Common Stock

As of September 30, 2009, there were no shares of Class B common stock outstanding.

Holders of our Class B common stock vote together as a single class with holders of our Class A common stock and are entitled to one vote per share on all matters to be voted upon by our stockholders. Otherwise, holders of Class B common stock are not entitled to any rights, economic or otherwise, as a result of their ownership of Class B common stock, including but not limited to any rights to dividends, payment upon our liquidation, dissolution or winding up or any other economic benefits.

Preferred Stock

As of September 30, 2009, there were no shares of preferred stock outstanding.

Our board of directors is authorized, without any action by our stockholders, to designate and issue preferred stock in one or more series and to designate the powers, preferences and rights of each series, which may be greater than the rights of our Class A common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our Class A common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

•	impairing dividend rights of our Class A common stock;

•	diluting the voting power of our Class A common stock;

•	impairing the liquidation rights of our Class A common stock; and

•	delaying or preventing a change of control of us without further action by our stockholders.

No shares of our preferred stock are outstanding, and we have no present plans to issue any shares of our preferred stock following this offering.

Registration Rights

Following the completion of this offering, the holders of approximately 1.2 million shares of our Class A common stock will be entitled to rights with respect to the registration of such shares under the Securities Act.

Under the terms of the amended and restated investor rights agreement between us and the holders of these registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of registration and are entitled to include their shares of Class A common stock in the registration. Certain of the holders of the registrable securities are also entitled to specified demand registration rights under which they may require us to file a registration statement under the Securities Act at our expense with respect to shares of our Class A common stock, and we are required to use our commercially reasonable efforts to effect this registration. Further, the holders of these registrable securities may require us to file additional registration statements on Form S-3. All of these registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in the registration. We generally must pay all expenses, other than underwriting discounts and commissions, related to any registration.

The registration rights terminate upon the earlier of (1) October 4, 2010, or (2) with respect to the registration rights of an individual holder, when the holder (A) holds less than one percent of our outstanding stock and (B) can sell all of the holder’s shares in any three-month period under Rule 144 under the Securities Act or another similar exception.

Certain Provisions of our Certificate of Incorporation and Bylaws and Delaware Anti-Takeover Law

Certificate of Incorporation and Bylaws

Certain provisions of Delaware law and our certificate of incorporation and bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquiror outweighs the disadvantages of discouraging such proposals, including proposals that are priced above the then current market value of our Class A common stock, because, among other things, the negotiation of such proposals could result in an improvement of their terms.

Our certificate of incorporation and bylaws include provisions that:

•	allow the board of directors to issue, without further action by the stockholders, up to 10,000,000 shares of undesignated preferred stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	prohibit cumulative voting in the election of directors;

•	require that special meetings of our stockholders be called only by the board of directors, the chairman of the board, the chief executive officer or the president; and

•

establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors.

The Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law. This provision generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date such stockholder became an interested stockholder, unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

In sum, these provisions of Delaware law and our certificate of incorporation and bylaws are intended to enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board and to discourage certain types of transactions that may involve an actual or threatened change of control. Specifically, these provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of our company. These provisions, however, could discourage potential acquisition proposals and complicate, delay or prevent a change of control. They may also have the effect of preventing changes in our management.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is Computershare Shareholder Services, Inc., 250 Royall Street, Canton, MA 02021.

Nasdaq Global Market Listing

Our Class A common stock is listed on the Nasdaq Global Market under the trading symbol “TLEO.”

MATERIAL U.S. FEDERAL TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK

The following is a summary of the material U.S. federal income tax and estate tax consequences of the ownership and disposition of our Class A common stock to non-U.S. holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax or estate tax consequences different from those set forth below.

This summary does not address the tax considerations arising under the laws of any U.S. state or local or any non-U.S. jurisdiction or under U.S. federal gift and estate tax laws, except to the limited extent below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the U.S.;

•	persons who hold our Class A common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our Class A common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our Class A common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our Class A common stock arising under the U.S. federal estate or gift tax rules or under the laws of any U.S. state or local or any non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder (other than a partnership or entity classified as a partnership for U.S. federal income tax purposes) that is not:

•	an individual citizen or resident of the U.S.;

•	a corporation or other entity taxable as a corporation created or organized in the U.S. or under the laws of the U.S. or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

Distributions

If we make distributions on our Class A common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our Class A common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Payment of effectively connected dividends that are included in the gross income of a non-U.S. holder generally are exempt from withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may be able to obtain a refund of any excess amounts currently withheld if you timely file an appropriate claim for refund with the IRS.

Gain on Disposition of Class A Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the U.S.), in which case you will be required to pay tax on the net gain derived from the sale (net of certain deductions or credits) under regular graduated U.S. federal income tax rates, and for a non-U.S. holder that is a corporation, such non-U.S. holder may be subject to a branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty;

•

you are an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met, in which case you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the U.S.) subject to applicable income tax or other treaties providing otherwise; or

•

our Class A common stock constitutes a U.S. real property interest by reason of our status as a “U.S. real property holding corporation” for U.S. federal income tax purposes (a “USRPHC”) at any time within the shorter of the five-year period preceding the disposition or your holding period for our Class A common stock. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our Class A common stock is regularly traded on an established securities market, such Class A common stock will be treated as a U.S. real property interest only if you actually or constructively hold more than five percent of such regularly traded Class A common stock at any time during the five year (or shorter) period that is described above.

Federal Estate Tax

Our Class A common stock held (or treated as held) by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to additional information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our Class A common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2009, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. are acting as representatives, the following respective numbers of shares of Class A common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.
Oppenheimer & Co. Inc.

Total	6,500,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class A common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 975,000 additional shares of Class A common stock from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of Class A common stock.

The underwriters propose to offer the shares of Class A common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. After the initial public offering the representatives may change the public offering price and concession.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition by us or any of our affiliates or any person in privity with us or our affiliates, directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Securities and Exchange Commission, in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act in respect of, any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for shares of our Class A common stock, or publicly announce an intention to effect any such transaction without the prior written consent of Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. for a period of 90 days after the date of this prospectus, except issuances pursuant to our equity incentive plans or employee stock purchase plan, in each case as existing on the date of this prospectus, or upon the conversion of securities or the exercise of warrants or options outstanding on the date hereof.

Our officers and directors have agreed that they will not, subject to a limited exception with respect to an aggregate of 6,000 shares, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. for a period of 90 days after the date of this prospectus, except for shares of our Class A common stock acquired in the open market, transfers pursuant to sales in the public market undertaken pursuant to a written trading plan existing on the date of this prospectus and designed to comply with Rule 10b5-1 of the Exchange Act, and transfers by gift, will, or intestacy or to a family member or trust so long as the transferee agrees to be bound in writing by the terms of the lock-up agreement prior to such transfer and such transfer does not involve a disposition of value or Exchange Act filing by any party in connection with such transfer. Our officers and directors may establish a trading plan designed to comply with Rule 10b5-1 of the Exchange Act, provided that, during the 90-day lock-up period, the plan does not provide for the transfer of securities and no public filing or announcement is made.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our Class A common stock is listed on The Nasdaq Global Market under the symbol “TLEO.”

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids, and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Class A common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•

In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our Class A common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of the Class A common stock. As a result the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

In the ordinary course, the underwriters and their affiliates have provided, and may in the future provide, investment banking, commercial banking, investment management, or other financial services to us and our affiliates for which they have received compensation and may receive compensation in the future.

Each of the underwriters has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(b)	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares of Class A common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of Class A common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares of Class A common stock to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares of Class A common stock to the public” in relation to any shares of Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of Class A common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the shares of Class A common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of shares of Class A common stock are made. Any resale of the shares of Class A common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares of Class A common stock.

Representations of Purchasers

By purchasing shares of Class A common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the shares of Class A common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•

the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the shares of Class A common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares of Class A common stock, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares of Class A common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares of Class A common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares of Class A common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares of Class A common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of

Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of shares of Class A common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares of Class A common stock in their particular circumstances and about the eligibility of the shares of Class A common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Davis Polk & Wardwell LLP, Menlo Park, California, will pass upon certain legal matters in connection with this offering for the underwriters.

EXPERTS

The consolidated financial statements, incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2008, and the effectiveness of the Company’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference which reports (1) express an unqualified opinion on the financial statements and include explanatory paragraphs referring to the adoption of Financial Accounting Standard Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB No. 109,” effective January 1, 2007, and restatement of the Company’s consolidated financial statements for the years ended December 31, 2008, 2007 and 2006, and (2) express an adverse opinion on the effectiveness of internal control over financial reporting because of a material weakness. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Ernst & Young LLP, independent certified public accountants, has audited the consolidated financial statements of Vurv Technology, Inc. included in our Current Report on Form 8-K filed with the SEC on October 28, 2009, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Vurv Technology, Inc.’s financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

The financial statements of Vurv Technology, Inc. as of and for the years ended January 31, 2007 and 2006, incorporated in this Prospectus by reference from the Company’s Current Report on Form 8-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INFORMATION INCORPORATED BY REFERENCE

The following documents previously filed with the SEC are hereby incorporated by reference in this prospectus (other than filings or portions of filings that are furnished under applicable SEC rules rather than filed):

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, originally filed with the SEC on April 30, 2009 and as amended on October 27, 2009;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, originally filed with the SEC on May 11, 2009 and as amended on October 27, 2009;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, originally filed with the SEC on August 7, 2009 and as amended on October 27, 2009;

•

Our Current Reports on Form 8-K filed with the SEC on January 20, 2009, February 18, 2009, March 3, 2009, March 23, 2009, April 3, 2009, June 2, 2009, August 18, 2009, September 18, 2009, October 16, 2009 and October 28, 2009 and Item 4.02 of our Current Report on Form 8-K filed with the SEC on February 23, 2009; and

•	The description of our Class A common stock contained in our Registration Statement on Form 10 filed with the SEC on May 2, 2005, as amended, pursuant to Section 12(g) of the Exchange Act.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this prospectus, other than exhibits to such documents unless such exhibits have been specifically incorporated by reference thereto. Requests for such copies should be directed to our Investor Relations department, at the following address:

Taleo Corporation

4140 Dublin Boulevard, Suite 400

Dublin, CA 94568

(925) 452-3000

ir@taleo.com

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and special reports and other information with the SEC. You may read and copy any documents we file at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

Our internet address is www.taleo.com. There we make available free of charge, on or through the Investor Relations section of our website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information found on our website is not part of this or any other report we file with or furnish to the SEC.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The shares of Class A common stock offered under this prospectus are offered only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Class A common stock.

This prospectus constitutes a part of a Registration Statement we filed with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the shares of Class A common stock, reference is hereby made to the Registration Statement. The Registration Statement may be inspected at the public reference facilities maintained by the SEC at the address set forth above. Statements contained herein concerning any document filed as an exhibit are not necessarily complete, and, in each instance, reference is made to the company of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth fees and expenses payable by the Registrant, other than underwriting discounts and commissions, in connection with the issuance and distribution of the securities being registered hereby. All amounts set forth below are estimates except for the SEC registration fee and the FINRA filing fee.

Amount to be Paid
SEC registration fee	$9,744
FINRA filing fee	17,962
Printing fees	50,000
Legal fees and expenses	600,000
Accounting fees and expenses	200,000
Miscellaneous	22,294

Total	$900,000

ITEM 14	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to officers, directors and other corporate agents in terms sufficiently broad to permit such indemnification under certain circumstances and subject to certain limitations.

The Registrant’s certificate of incorporation and bylaws provide that the Registrant shall indemnify its directors and officers, and may indemnify its employees and agents, to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law.

In addition, the Registrant has entered into separate indemnification agreements with its directors, officers and certain employees which require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or employees. The Registrant also has and intends to maintain director and officer liability insurance.

These indemnification provisions and the indemnification agreements entered into between the Registrant and its officers and directors may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

In connection with the offering of the securities registered hereunder, the Registrant has entered into an underwriting agreement, pursuant to which the Registrant has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

ITEM 15	RECENT SALES OF UNREGISTERED SECURITIES.

In the three years preceding the filing of this registration statement, the Registrant issued the following securities that were not registered under the Securities Act:

(1)	On July 1, 2008, in connection with the Registrant’s acquisition of Vurv Technology, Inc. (“Vurv”), the Registrant issued 3,823,192 shares of Class A common stock to former stockholders of Vurv.

(2)	On February 28, 2007, the Registrant issued and sold 6,510 shares of Class A common stock to an accredited investor in connection with a cashless exercise of a warrant to purchase 41,667 shares of Class A common stock at an exercise price of $13.50 per share.

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(3)	On January 25, 2007, the Registrant issued and sold 349,690 shares of Class A common stock to an accredited investor in connection with a cashless exercise of a warrant to purchase 481,921 shares of Class A common stock at an exercise price of $3.63 per share.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The Registrant believes that each transaction was exempt from the registration requirements of the Securities Act (i) with respect to item 1 above, in reliance on Section 3(a)(10) thereof, and (ii) with respect to item 2 and item 3 above, in reliance on Section 4(2) thereof or Regulation D promulgated thereunder. The recipients of securities with respect to item 2 and item 3 above represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients either received adequate information about the Registrant or had access, through their relationships with the Registrant, to such information.

ITEM 16	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

We have filed, or incorporated into this Registration Statement on Form S-1 by reference, the exhibits listed on the accompanying Exhibit Index immediately following the signature page of this Registration Statement on Form S-1.

ITEM 17	UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dublin, State of California, on October 28, 2009.

TALEO CORPORATION

By:	/S/ MICHAEL GREGOIRE
Michael Gregoire
Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Michael Gregoire and Katy Murray as their true and lawful attorneys-in-fact and agents with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/S/ MICHAEL GREGOIRE Michael Gregoire	Chairman and Chief Executive Officer (Principal Executive Officer)	October 28, 2009

/S/ KATY MURRAY Katy Murray	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	October 28, 2009

/S/ CAROL RICHWOOD Carol Richwood	Vice President and Principal Accounting Officer	October 28, 2009

/S/ GARY BLOOM Gary Bloom	Director	October 28, 2009

/S/ PATRICK GROSS Patrick Gross	Director	October 28, 2009

/S/ ERIC HERR Eric Herr	Director	October 28, 2009

/S/ GREG SANTORA Greg Santora	Director	October 28, 2009

/S/ JEFFREY SCHWARTZ Jeffrey Schwartz	Director	October 28, 2009

/S/ JEFFREY STIEFLER Jeffrey Stiefler	Director	October 28, 2009

/S/ MICHAEL TIERNEY Michael Tierney	Director	October 28, 2009

EXHIBIT INDEX

Exhibit No.		Description
1.1	*	Form of Underwriting Agreement

2.1		Agreement and Plan of Reorganization dated as of May 5, 2008, by and among Taleo Corporation, Dolphin Acquisition Corporation, Porpoise Acquisition LLC, Vurv Technology, Inc., and with respect to Articles VII, VIII and IX only Derek Mercer as Stockholder Representative and U.S. Bank National Association as Escrow Agent (incorporated herein by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K, filed on May 7, 2008)

2.2		Amended and Restated Agreement and Plan of Merger dated September 14, 2009, by and among Taleo Corporation, Wyoming Acquisition Corporation, Worldwide Compensation, Inc. and with respect to Articles VII, VIII and IX only, Dennis M. Rohan as Stockholder Representative and U.S. Bank National Association as Escrow Agent (incorporated herein by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K, filed on September 18, 2009)

3.1		Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1, Commission File No. 333-114093, filed on September 13, 2005)

3.2		Bylaws (incorporated herein by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-1, Commission File No. 333-114093, filed on May 13, 2004)

4.1		Form of Class A common stock certificate (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1, Commission File No. 333-114093, filed on September 13, 2005)

4.2		Second Amended and Restated Investor Rights Agreement, dated October 21, 2003 (incorporated herein by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-1, Commission File No. 333-114093, filed on March 31, 2004)

5.1	*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

10.1		1999 Stock Plan and form of agreement thereunder (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1, Commission File No. 333-114093, filed on March 31, 2004)

10.2		ViaSite Inc. Stock Plan (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1, Commission File No. 333-114093, filed on March 31, 2004)

10.3		2003 Series D Preferred Stock Plan and form of agreement thereunder (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form S-1, Commission File No. 333-114093, filed on March 31, 2004)

10.4		2004 Stock Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q, filed on May 11, 2009)

10.5		Form of 2004 Stock Plan Restricted Stock Agreement (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q, filed on May 11, 2009)

10.6		Form of 2004 Stock Plan Performance Share Agreement (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q, filed on May 11, 2009)

10.7		2004 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1, Commission File No. 333-114093, filed on January 28, 2005)

10.8		2005 Stock Plan and form of agreement thereunder (incorporated herein by reference to Exhibit 10.24 to the Registrant’s Registration Statement on Form S-1, Commission File No. 333-114093, filed on September 13, 2005)

Exhibit No.	Description
10.9	Vurv Technology, Inc. Stock Option Plan, as amended and restated as of March 23, 2006 (incorporated herein by reference to Exhibit 99.4 to the Registrant’s Registration Statement on Form S-8, Commission File No. 333-152720, filed on August 1, 2008)

10.10	Form of Vurv Stock Plan Agreement (incorporated herein by reference to Exhibit 99.5 to the Registrant’s Registration Statement on Form S-8, Commission File No. 333-152720, filed on August 1, 2008)

10.11	2009 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form S-8, Commission File No. 333-160407, filed on July 2, 2009)

10.12	Form of 2009 Equity Incentive Plan Option Agreement (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q, filed on August 7, 2009)

10.13	Form of 2009 Equity Incentive Plan Restricted Stock Agreement (incorporated herein by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q, filed on August 7, 2009)

10.14	Form of 2009 Equity Incentive Plan Performance Share Agreement (incorporated herein by reference to Exhibit 10.5 to the Registrant’s Quarterly Report on Form 10-Q, filed on August 7, 2009)

10.15	Employment Agreement, dated March 14, 2005, between Taleo Corporation and Michael P. Gregoire (incorporated herein by reference to Exhibit 10.16 to the Registrant’s Registration Statement on Form 10-12G, Commission File No. 000-51299, filed on May 2, 2005)

10.16	Amendment to Employment Agreement between Taleo Corporation and Michael P. Gregoire, dated December 26, 2008 (incorporated herein by reference to Exhibit 10.31 to the Registrant’s Annual Report on Form 10-K, filed on April 30, 2009)

10.17	Employment Agreement between Taleo Corporation and Katy Murray dated August 4, 2006 (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on August 10, 2006)

10.18	Amendment to Employment Agreement between Taleo Corporation and Katy Murray, dated December 26, 2008 (incorporated herein by reference to Exhibit 10.32 to the Registrant’s Annual Report on Form 10-K, filed on April 30, 2009)

10.19	Employment Agreement, dated March 8, 2006, between Taleo (Canada) Inc. and Guy Gauvin (incorporated herein by reference to Exhibit 10.11 to the Registrant’s Annual Report on Form 10-K, filed on April 17, 2006)

10.20	Employment Agreement between Taleo Corporation and Neil Hudspith dated May, 1 2008 (incorporated herein by reference to Exhibit 10.14 to the Registrant’s Annual Report on Form 10-K, filed on April 30, 2009)

10.21	Amendment to Employment Agreement between Taleo Corporation and Nei Hudspith, dated December 30, 2008 (incorporated herein by reference to Exhibit 10.34 to the Registrant’s Annual Report on Form 10-K, filed on April 30, 2009)

10.22	Employment Agreement, dated March 8, 2006, between Taleo Corporation and Jeffrey Carr (incorporated herein by reference to Exhibit 10.10 to the Registrant’s Annual Report on Form 10-K, filed on April 17, 2006)

10.23	Separation Agreement by and between Jeffrey Carr and Taleo Corporation, dated May 8, 2008 (incorporated herein by reference to Exhibit 10.16 to the Registrant’s Annual Report on Form 10-K, filed on April 30, 2009)

10.24	Waiver of Rights and Release of Claims Agreement by and between Taleo Corporation and Jeffrey Carr, dated as of December 30, 2008 (incorporated herein by reference to Exhibit 10.17 to the Registrant’s Annual Report on Form 10-K, filed on April 30, 2009)

Exhibit No.	Description
10.25	Promissory Note issued by Jeffery Carr to Taleo Corporation, dated December 29, 2008 (incorporated herein by reference to Exhibit 10.18 to the Registrant’s Annual Report on Form 10-K, filed on April 30, 2009)

10.26	Summary of the 2008 Executive Incentive Bonus Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on February 7, 2008)

10.27	Summary of the 2009 Executive Incentive Bonus Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K/A, filed on January 20, 2009)

10.28	Form of Indemnification Agreement entered into by the Registrant and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1, Commission File No. 333-114093, filed on March 31, 2004)

10.29	Agreement, dated September 1, 2002, between the Registrant and Internap Network Services Corporation (incorporated herein by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form S-1, Commission File No. 333-114093, filed on January 28, 2005)

10.30	Master Services Agreement dated April 14, 2006, by and between the Registrant and Equinix Operating Co., Inc. (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on April 20, 2006)

10.31	Lease for 555-575 Market Street, Eighth Floor, San Francisco, California (incorporated herein by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1, Commission File No. 333-114093, filed on September 13, 2005)

10.32	Sublease Agreement dated October 19, 2006 by and between the Registrant, as sublessor, and Cyworld, Inc., as sublessee, for the premises located at 555-575 Market Street, San Francisco, California (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on October 25, 2006)

10.33	Lease for 330 St. Vallier East, Suite 400, Quebec, QC, Canada (incorporated herein by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form S-1, Commission File No. 333-114093, filed on May 13, 2004)

10.34	Lease for 4140 Dublin Blvd., Suite 400, Dublin, California (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on March 22, 2006)

10.35	Master Services Agreement, dated as of June 27, 2008, by and between Taleo (Europe) B.V. and Equinox Netherlands B.V (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Report on Form 10-Q, filed on August 11, 2008)

10.36‡	Oracle License and Service Agreement, dated May 30, 2007, by and between Taleo Corporation and Oracle USA, Inc. (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q, filed on August 9, 2007)

10.37‡	Payment Schedule Agreement, dated May 30, 2007, by and between Taleo Corporation and Oracle Credit Corporation (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q filed on August 9, 2007)

10.38‡	Amendment One to the Ordering Document dated May 30, 2009 between Taleo Corporation and Oracle USA, Inc. (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q, filed on August 7, 2009)

10.39‡	Payment Schedule dated May 30, 2009 between Taleo Corporation and Oracle Credit Corporation (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q, filed on August 7, 2009)

21.1	List of Subsidiaries as of April 30, 2009 (incorporated herein by reference to Exhibit 21.1 to the Registrant’s Annual Report on Form 10-K, filed on April 30, 2009)

Exhibit No.	Description
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

23.2	Consent of Deloitte & Touche LLP, Independent Auditors

23.3	Consent of Ernst & Young LLP, Independent Certified Public Accountants

24.1	Power of Attorney (see the signature page of this Registration Statement)

*	To be filed by amendment.
‡	Confidential treatment has been granted for portions of this exhibit.